Grupo PRISA

04 JAN -8 AM 7:21

04012085

**To:** **Mr. Paul Dudek**

**Office of International Corporate Finance**
**Securities Exchange Comission**

**No. Fax:** 1-202-942.96.24

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

**From:** **Mr. Miguel Satrústegui**

**Promotora de Informaciones, S.A.**

**No. Fax:** 91.330.10.70

**Date:** 7/01/04
**No. of pages (including this one):** - 70-

SUPPL

***Re: Promotora de Informaciones, S.A. (File No. 82-5213)***
***Information Pursuant to Rule 12g3-2(b)***

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

**A.** Notice of significant event (*Comunicación de hecho relevante*), dated September, 30, 2003, regarding the acquisition by Promotora de Informaciones, S.A. to Hispamarket, S.A., of 1,71% of the share capital of Sogecable, S.A. The notification (in Spanish) is attached as **Item 1.** No English translations, versions or summaries of this document have been prepared.

**B.** Notification of a press release dated September, 30, 2003, regarding the above mentioned sale by Grupo Bankinter (through its subsidiary Hispamarket, S.A.) of 1,71% of the share capital of Sogecable, S.A. The notification (in Spanish) is attached as **Item 2.** No English translations, versions or summaries of this document have been prepared.

**C.** Notice dated October, 2, 2003, regarding the anticipated resolution of the Shareholders Agreement entered into between Promotora de Informaciones, S.A. and Groupe Canal +, in Sogecable, S.A. The notification (in Spanish) is attached as **Item 3.** No English translations, versions or summaries of this document have been prepared.

dlw 1/14

**D.** Notice of significant event (*Comunicación de hecho relevante*), dated October, 21, 2003, regarding the third quarter report of the year 2003. The notification (in Spanish) is attached as **Item 4**. An English language press release is attached as **Item 5**. The English version of the press release was not filed with the CNMV.

**E.** Notice of significant event (*Comunicación de hecho relevante*), dated October, 24, 2003, regarding the agreement reached between Promotora de Informaciones, S.A., the British printing group Polestar, and the company Inversiones Ibersuizas, for the creation of one of Spain's largest printing group. The notification (in Spanish) is attached as **Item 6**. An English language press release is attached as **Item 7**. The English version of the press release was not filed with the CNMV.

**F.** Notice for the Analysts, dated October, 24, 2003, regarding the aforementioned Agreement reached between the British printing group Polestar, Promotora de Informaciones, S.A. and Inversiones Ibersuizas. The notification (in Spanish) is attached as **Item 8**. No English translations, versions or summaries of this document have been prepared.

**G.** Notice dated October, 30, 2003, giving some information in relation to the Audit Committee. The notification (in Spanish) is attached as **Item 9.** No English translations, versions or summaries of this document have been prepared.

**H.** Notice of significant event (*Comunicación de hecho relevante*), dated November, 17, 2003, regarding the sale by Promotora de Informaciones, S.A. (through its subsidiary Promotora de Emisoras, S.L) to MARCO POLO INVESTMENTS S.C.R, S.A., of 11% of the share capital of Promotora de Emisoras de Television, S.A. The notification (in Spanish) is attached as **Item 10.** An English language press release is attached as **Item 11.** The English version of the press release was not filed with the CNMV.

**I.** Notice for the Analysts dated November, 17, 2003, regarding the aforementioned sale of 11% of the share capital of Promotora de Emisoras de Television, S.A. The notification (in Spanish) is attached as **Item 12.** No English translations, versions or summaries of this document have been prepared.

**J** Notice of significant events (*Comunicación de hecho relevante*) and press releases dated December, 11, 2003, regarding the launching and pricing by Promotora de Informaciones, S.A., (through its subsidiary Prisa Finance (Netherlands) B.V.) of an issue of Guaranteed Bonds exchangeable into ordinary shares of Promotora de Informaciones, S.A. held as treasury stock. The notifications (in Spanish) are attached as **Items 13 14, 15 and 16.** The English language press releases are attached as **Item 17** (that was not filed with the CNMV) and as **Item 18.**

**K.** Notice of significant event (*Comunicación de hecho relevante*), dated December, 19, 2003, regarding the appointment of the members of the Audit Committee. The notification (in Spanish) is attached as **Item 19.** No English translations, versions or summaries of this document have been prepared.

**L.** Notice of significant event (*Comunicación de hecho relevante*), dated December, 23, 2003, regarding the fulfilment of the above referenced agreement reached between IBERSUIZAS, S.A., the British printing group POLESTAR and PRISA. The notification (in Spanish) is attached as **Item 20**. An English language press release is attached as **Item 21.** The English version of the press release was not filed with the CNMV.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Miguel Satrústegui
General Secretary

Enclosures

ITEM 1.

## COMUNICACIÓN INFORMACIÓN RELEVANTE

En el día de hoy, Promotora de Informaciones, S.A. ha adquirido de Hispamarket, S.A. (sociedad del Grupo Bankinter) un paquete de 1,71% del capital social de Sogecable, que representa un total de 2.160.717 acciones.

El precio, de 23,538 euros por acción, se ha establecido en función de la media aritmética de los precios medios de las acciones de Sogecable en dieciséis sesiones bursátiles consecutivas, hasta el 29 de septiembre, inclusive.

Como resultado de esta adquisición, Promotora de Informaciones, S.A. eleva su participación del 17.38% hasta el 19.09% del capital social de Sogecable.

Madrid, 30 de septiembre de 2003.

ITEM 2

BANKINTER

Madrid, 30 de septiembre de 2003

GRUPO BANKINTER VENDE A GRUPO PRISA SU PARTICIPACIÓN EN SOGECABLE

El Grupo Bankinter es accionista de Sociedad de Televisión Canal + (luego Sogecable S.A.), desde la constitución de esta sociedad en 1989. La titularidad actual de las acciones corresponde a Hispamarket S.A., sociedad del Grupo Bankinter.

Como consecuencia primero de la OPV de acciones de Sogecable y después de la integración en Sogecable de "Distribuidora de Television por Satélite SA" (Via Digital), la participación de Grupo Bankinter disminuyó al 2,67 %, siendo del 1,71 % a la presente fecha.

Una sociedad del Grupo Bankinter, Bankinter Consultoria, Asesoramiento y Atención Telefónica S.A., ha sido durante estos años miembro del Consejo de Administración y de la Comisión Ejecutiva de Sogecable, así como Consejero de diversas sociedades filiales de Sogecable. La persona física representante ha sido Ricardo Egea Marcos.

Con fecha de hoy, Grupo Bankinter ha procedido a enajenar el referido paquete del 1,71% del capital social de Sogecable a Promotora de Informaciones S.A. (PRISA), porcentaje que representa un total de 2.160.717 acciones. El precio, 23,538 euros por acción, se ha establecido en función de la media aritmética de los precios medios de las acciones de Sogecable correspondiente a un período de dieciséis sesiones consecutivas hasta el 29 de septiembre, inclusive.

UNIDAD DE CUMPLIMIENTO NORMATIVO
BANKINTER, S.A.

ITEM 3

Grupo PRISA

A los efectos de lo previsto en el artículo 2 del Real Decreto 377/1991, de 15 de marzo, se hace constar a este Registro que Promotora de Informaciones, S.A. y Groupe Canal +, S.A. han acordado la resolución anticipada, con efectos desde el 29 de septiembre de 2003, del acuerdo de accionistas de Sogecable, S.A. que tenían suscrito (Hecho Relevante nº 44681).

En Madrid, a 2 de octubre de 2003

Miguel Satrústegui Gil- Delgado
Secretario General

Gran Vía, 32
28013 Madrid

ITEM 4

**Información Financiera Periódica**

**Emisor: PROMOTORA DE INFORMACIONES, S.A.**

**Inicio periodo: 01/01/2003** **Fin periodo: 30/09/2003**

**Trimestre: 3** **Ejercicio: 2003** **Nif: A-28297059**

**Seleccione los datos a consultar:**

A) Avance trimestral de resultados.
B) Evolución de los negocios.
C) Bases de presentación y normas de valoración.
D) Dividendos distribuidos durante el periodo.
E) Hechos significativos.
F) Anexo explicativo hechos significativos.

Siguiente ▸

**Información Financiera Periódica**

**Emisor: PROMOTORA DE INFORMACIONES, S.A.**

**Inicio periodo: 01/01/2003** **Fin periodo: 30/09/2003**

**Trimestre: 3** **Ejercicio: 2003** **Nif: A-28297059**

## A) AVANCE TRIMESTRAL DE RESULTADOS

(Unidades en miles de euros)

| | | INDIVIDUAL | | CONSOLIDADO | |
|---|---|---|---|---|---|
| | | Ejercicio Actual | Ejercicio Anterior | Ejercicio Actual | Ejercicio Anterior |
| **Importe neto de la cifra de negocio** | **0800** | 66.478 | 94.012 | 988.755 | 942.045 |
| **Resultado antes de impuestos** | **1040** | 32.116 | 33.260 | 73.111 | 66.366 |
| **Resultado despues de impuestos** | **1044** | 38.251 | 72.474 | 48.339 | 81.481 |
| **Reusltado atribuido a socios externos** | **2050** | | | -725 | 3.586 |
| **Reusltado del ejercicio atribuido a sa sociedad dominante** | **2060** | | | 47.614 | 85.067 |
| **Capital suscrito** | **0500** | 21.881 | 21.881 | | |
| **Número medio de personas empleadas** | **3000** | 102 | 101 | 9.077 | 9.154 |

◂ Anterior Siguiente ▸

# Grupo PRISA

**Resultados tercer trimestre de 2003**

**21 de octubre de 2003**

## RESULTADOS ENERO-SEPTIEMBRE 2003

## PRISA MEJORA SU RESULTADO DE EXPLOTACIÓN (EBIT) UN 4% (107 Millones de euros)

*Los ingresos crecieron un 5% y el resultado antes de impuestos un 10%*

De los resultados de los ***primeros nueve meses del año merece destacarse***:

- *Los ingresos por publicidad* se incrementaron un 2,1%.
- *Los ingresos por circulación de publicaciones* subieron un 4,4%.
- *El País* alcanza un margen EBIT del 26%
- *Santillana* experimentó crecimientos en moneda local en la mayor parte de los países en los que opera.
- *Medios Internacional, Prensa Regional y Televisiones Locales* reducen espectacularmente sus pérdidas.
- *Las depreciaciones de las monedas en América Latina* han supuesto en las cuentas del grupo 52 millones de euros menos de ingresos y 13 millones de euros menos de resultado de explotación (EBIT). Descontando el efecto de dichas depreciaciones, los ingresos totales se habrían incrementado un 10% y el resultado de explotación habría aumentado el 16%
- ***Prisa*** *ha incrementado* ***su participación en Sogecable*** hasta alcanzar el 19,21%
- ***El flujo de caja operativo es de 47 millones de euros***

Durante los primeros nueve meses del ejercicio 2003, en el contexto de depreciaciones de monedas y cierta atonía de la economía, Prisa ha incrementado sus ingresos ***5% hasta alcanzar los 989 millones de euros. El resultado de explotación ha subido un 4%***.

***El crecimiento en la línea de ingresos*** obedece a la subida de circulación de diarios (+4,4%), y al crecimiento de los ingresos publicitarios (+2,1%) que han compensado el descenso en los ingresos por venta de libros y derechos (-8,5%), significativamente afectados por el impacto negativo de las depreciaciones de moneda en la mayor parte de los países en Latinoamérica y por el fortalecimiento del euro respecto al dólar.

El grupo continúa con su política de **ahorro y contención del gasto** en todas sus unidades de negocio. Destaca la excelente gestión de El País, que ha mejorado su resultado operativo un 23% y ha alcanzado un margen EBIT del 26%.

***Los nuevos negocios***[1] ***han reducido sus pérdidas operativas en un 19%.***Medios Internacional, Prensa Regional y Televisiones locales han experimentado mejoras operativas. El sector de la música continúa atravesando las dificultades propias del mercado. Es objetivo prioritario para el grupo lograr en el corto plazo un equilibrio financiero de estas actividades.

La mejora en la gestión del circulante, unido a unos mayores resultados operativos, ha permitido generar un ***flujo de caja operativo de 47 millones de euros.***

## MERCADO PUBLICITARIO

Durante los primeros nueve meses del año, el mercado publicitario español -según estimaciones propias- ha experimentado una evolución ligeramente a la baja.

Por medios, la televisión ha mostrado un comportamiento positivo, siendo los más castigados la prensa y la radio.

***El conjunto de los ingresos publicitarios del grupo*** -incluyendo las nuevas incorporaciones- se han incrementando un 2,1%[2].

**Descontando el efecto de las nuevas incorporaciones (5 millones de euros), los ingresos publicitarios habrían experimentado un crecimiento del 0,4%.**

Se ha producido una mejora en los ingresos por publicidad de cada uno de los medios en los que Prisa está presente. Así, en el período de Julio-Septiembre, los ingresos publicitarios del grupo han experimentado un crecimiento del 3% con respecto a la misma etapa del año anterior, y existen perspectivas de mejora para el último trimestre del año.

[1] ***Nuevos negocios*** incluyen Medios Internacional, Prensa Regional, Tv locales, Prisacom y Ocio y Entretenimiento

[2] ***Nuevas incorporaciones*** comprenden Caracol( Comenzó a consolidarse en 2002 desde septiembre pero con carácter retroactivo a abril) y la Sociedad Canaria de televisión Regional, que se consolida por integración proporcional (40%) por primera vez en el 2003

## LATINOAMERICA

Las divisas latinoamericanas han mostrado importantes niveles de depreciación respecto al mismo período del ejercicio anterior.

El impacto de dichas depreciaciones en este período ha supuesto 52 millones menos de ingresos y 13 millones menos de resultado de explotación. ***Descontando ese efecto, los ingresos totales del grupo se habrían incrementado un 10% y el resultado de explotación habría experimentado un crecimiento del 16%.***

Cabe destacar la buena evolución de la actividad del Grupo en moneda local en la mayor parte de los países en los que está presente.

Las perspectivas de crecimiento económico en Latinoamérica han mejorado en los últimos meses y se están sentando las bases para una mayor recuperación: los tipos de cambio se han apreciado y el riesgo/país ha descendido considerablemente.

## SOGECABLE

Prisa ***ha incrementado su participación en Sogecable*** a través de la adquisición de un 1,1% en el mercado y de la compra de un 1,71% a Hispamarket (sociedad del Grupo Bankinter), con lo que ***Prisa ha elevado su participación a 15 de octubre*** en el capital de ***Sogecable hasta el 19,21%.*** La inversión total satisfecha por el incremento de dicha participación ha ascendido a 78 millones de euros. El precio medio pagado por las nuevas acciones ha sido de 21,9 euros por acción y el precio medio de la cartera de Sogecable en Prisa es ahora de 8,79 euros por acción.

En el marco de la integración de Vía Digital en Sogecable, ***Grupo Prisa*** ha ***suscrito un préstamo participativo*** por importe de 50 millones de euros con vencimiento a 10 años, registrado en las cuentas del Grupo como inversión financiera.

## PRINCIPALES MAGNITUDES FINANCIERAS

Las principales magnitudes financieras del grupo durante los nueve primeros meses de 2003 fueron las siguientes:

| Millones de euros | ACUMULADO SEPTIEMBRE 2003 | 2002 | Var % |
|---|---|---|---|
| **Ingresos** | **988,76** | **942,05** | **5,0** |
| **EBITDA** | **184,05** | **184,49** | **(0,2)** |
| **EBIT** | **107,31** | **103,13** | **4,1** |
| Resultado financiero | (6,13) | (29,02) | 78,9 |
| Resultado puesta en equivalencia | (9,50) | (7,11) | (33,6) |
| Amortización fondo de comercio | (11,50) | (11,28) | 1,9 |
| **Resultado actividades ordinarias** | **80,18** | **55,72** | **43,9** |
| Resultado extraordinario | (7,07) | 10,62 | - |
| **Resultado antes de impuestos** | **73,11** | **66,34** | **10,2** |
| Impuesto sobre beneficios | 24,77 | (15,14) | - |
| Resultado atribuido socios externos | 0,73 | (3,59) | - |
| **Resultado neto** | **47,61** | **85,07** | **(44,0)** |

## EVOLUCIÓN DEL NEGOCIO

**Los ingresos de explotación** se incrementan un 5% alcanzando 988,76 millones de euros, frente a los 942,05 millones de euros obtenidos durante los nueve primeros de 2002. El desglose por línea de actividad es:

| Millones de euros | ACUMULADO SEPTIEMBRE 2003 | 2002 | Var % |
|---|---|---|---|
| Ventas de publicidad | 334,05 | 327,33 | 2,1 |
| Venta de libros y derechos | 285,57 | 312,27 | (8,5) |
| Venta de periódicos y revistas | 167,67 | 160,53 | 4,4 |
| Servicios de impresión | 61,23 | 46,08 | 32,9 |
| Venta de música | 14,57 | 8,62 | 69,0 |
| Otros ingresos | 125,67 | 87,22 | 44,1 |
| **Total cifra de negocio** | **988,76** | **942,05** | **5,0** |

**Las ventas de publicidad** aumentan un 2,1%. Los resultados de Caracol empezaron a consolidarse por integración global en septiembre de 2002 con carácter retroactivo a abril de ese mismo año, por lo que en las cifras de septiembre de 2002 no estaban incluidos los tres primeros meses de ese ejercicio.
La participación del 40% en la sociedad de televisión autonómica de Canarias, que anteriormente se consolidaba por puesta en equivalencia, se ha empezado a consolidar

por integración proporcional en junio de 2003, aportando unos ingresos publicitarios de 0,98 millones de euros.

Teniendo en cuenta estas particularidades para hacer comparables las cifras acumuladas a septiembre, **los ingresos por publicidad del grupo experimentarían un crecimiento del 0,4%**, lo que mejora el comportamiento del mercado en cada uno de los medios en los que Prisa está presente.

La evolución de la publicidad mostró un crecimiento muy positivo en:

1- La **Radio** (+2,3%), consolidándose así como el soporte que muestra una mayor resistencia a las crisis del mercado publicitario.

2- La **Prensa Regional** (+36,3%) y las **Televisiones locales** (+ 79,9%), que sin alcanzar todavía magnitudes absolutas importantes, muestran una favorable evolución y ponen de manifiesto el potencial de crecimiento en el mercado local.

**Los ingresos por ventas de libros y derechos** experimentan una caída del 8,5%, alcanzando los 285,57 millones de euros, debido a la depreciación de las monedas de los países latinoamericanos.

**Descontando el efecto de las depreciaciones (41 millones de euros menos), los ingresos de ventas de libros y derechos habrían experimentado un crecimiento del 4,5%.**

**Las ventas de periódicos y revistas** crecen un 4,4%, hasta los 167,67 millones de euros.

El **importante incremento de las difusiones** de los principales periódicos y revistas del grupo explican este crecimiento.


EL PAIS
430.836
+3,4%
445.498
9M 2002
9M 2003
5 DIAS
-6,9%
24.897
23.188
9M 2002
9M 2003
AS
+14,7%
177.249
203.256
9M 2002
9M 2003
PRENSA REGIONAL
+10,3%
26.432
29.164
9M 2002
9M 2003
CINEMANIA
+56,6%
43.113
67.512
9M 2002
9M 2003
ROLLING STONE
+14,2%
36.508
41.708
9M 2002
9M 2003

**La venta de servicios de impresión** crece un 32,9%, debido a la captación de nuevos clientes de gran volumen en España. Pese a ello, el negocio sigue afrontando un entorno complejo, con caídas de precios y de actividad.

**Las ventas de música** han experimentado un crecimiento del 14,6%, pero el sector continúa dando muestras de gran debilidad.

**Los otros ingresos de explotación** se incrementan un 44,1% debido fundamentalmente a la realización de promociones; las mayores ventas de programación en las televisiones locales y Plural, los mayores ingresos de la unidad de Música procedentes de la organización de eventos y a la mejora en ingresos de distribución.

Por línea de actividad, la contribución de los ingresos al total se muestra a continuación:


Publicidad
Libros y Derechos
Periódicos
Otros
29%
17%
20%
33%
17%
15%
Enero-Septiembre 2003
Enero-Septiembre 2002

Habida cuenta de la composición de los ingresos del grupo, la recuperación prevista del mercado publicitario ha de significar un notable aumento de su rentabilidad

La **distribución geográfica de los ingresos** durante los nueve primeros meses de los ejercicios 2003 y 2002 ha sido la siguiente:

**ENERO-SEPTIEMBRE 2003** **ENERO-SEPTIEMBRE 2002**


22%
78%
España
Internacional


27%
73%
España
Internacional

La menor participación relativa del área internacional recoge el efecto de las depreciaciones de las monedas americanas respecto al euro. El 74% de los ingresos del Grupo generados fuera de España procedieron del negocio editorial de Santillana, un 17% corresponde a las actividades de Radio y otros medios y un 9% proceden de la unidad de impresión. La estrategia del grupo es alcanzar en el corto plazo un 30% de su facturación fuera de España.

**El resultado de explotación (EBIT),** es de 107,31 millones de euros, frente a los 103,13 millones de euros registrados durante el mismo periodo del ejercicio anterior, lo que representa un incremento del 4,1%, explicado fundamentalmente por:

- Las importantes **mejoras operativas de El País,** fruto de un notable crecimiento de la difusión y de un importante esfuerzo de contención de costes.

- **Reducción de pérdidas operativas** en los nuevos negocios de **Medios Internacional y Televisiones locales.**

- **Mejoras significativas en la Prensa Especializada y Regional.**

Todo ello ha permitido compensar el efecto de las depreciaciones de las monedas americanas y el comportamiento negativo de las unidades de **Ocio y Entretenimiento**, ***Prisacom,*** y ***de Impresión***.

**El resultado financiero** mejora un 78,9%.

**El resultado por puesta en equivalencia**, recoge las participaciones en **Sogecable, Antena 3 de Radio** e **Iberbanda**.

La participación en Sogecable, que ha pasado a ser del 19,21%, aporta unas pérdidas de 10,6 millones de euros.

Como consecuencia de la ampliación de capital realizada en SOGECABLE para la integración de Vía Digital se ha producido un incremento en el valor de la participación

de PRISA en SOGECABLE que ha tenido el tratamiento contable que se expone a continuación, analizado y confirmado por los auditores del Grupo:

- Se ha considerado como mayor importe de reservas consolidadas el incremento de valor de los fondos propios de SOGECABLE una vez descontados el porcentaje de la participación de PRISA en los costes de reestructuración registrados como gasto por SOGECABLE en su cuenta de pérdidas y ganancias a 30 de septiembre de 2003.

- Se ha considerado como ingreso en la cuenta de pérdidas y ganancias consolidada de PRISA su porcentaje de participación en los costes de reestructuración registrados como gasto por SOGECABLE al 30 de septiembre de 2003.

Por tanto, en la cuenta de pérdidas y ganancias consolidada de PRISA a 30 de septiembre de 2003, dentro del epígrafe "resultados por puesta en equivalencia", se ha incorporado su porcentaje en las pérdidas totales de SOGECABLE, incluidos los costes de reestructuración registrados como gasto por ésta, y un ingreso por su porcentaje en dichos gastos tal como se indica anteriormente. Todo ello atendiendo a la naturaleza y características de estos gastos (que fueron comunicados en su momento por SOGECABLE) y al hecho de estar asociados a la ampliación de capital realizada en SOGECABLE para la integración de VIA DIGITAL.

Iberbanda consolida por puesta en equivalencia por primera vez en el ejercicio 2003, y aporta un resultado negativo de 4,33 millones de euros. La contribución de Antena-3 ha sido de 5,8 millones de euros positivos.

La **amortización del fondo de comercio** aumenta un 1,9% debido al incremento de la participación en Sogecable, y a la total amortización del fondo de comercio de las librerías Fausto por la venta en 2003 de la sociedad.

**El resultado extraordinario** disminuye debido a que en el ejercicio anterior se acordó con el Grupo Bavaria un ajuste en el precio de la inversión realizada por **Prisa** en 1999 en las sociedades **Participaciones de Radio Latinoamericana** y **Caracol**, originándose por ello un ingreso extraordinario, que no se produce en el presente ejercicio.

En 2002 se contabilizaron ingresos por deducciones fiscales pendientes, correspondientes al 25% de las inversiones realizadas en 2001 en **Moderna** (Brasil), **Radiópolis** (México) y **Caracol** (Colombia). Dado que dichas deducciones pendientes se agotaron en el pasado ejercicio, y que no se han aplicado nuevas deducciones en el presente, se origina un **gasto por impuesto de sociedades** de 24,77 millones de euros frente al ingreso de 15,14 millones de euros en los nueve primeros meses de 2002.

El **beneficio neto** alcanza así los 47,61 millones de euros.

## BALANCE DE SITUACIÓN

| ACTIVO | Millones de euros 30/09/2003 | 31/12/2002 |
|---|---|---|
| **INMOVILIZADO** | **794,50** | **695,59** |
| Gastos de establecimiento | 16,95 | 20,40 |
| Inmovilizaciones inmateriales | 127,59 | 128,53 |
| Inmovilizaciones materiales | 324,95 | 338,67 |
| Inmovilizaciones financieras | 296,85 | 180,28 |
| Acciones de la Sociedad dominante a L/P | 28,16 | 27,71 |
| **FONDO DE COMERCIO DE CONSOLIDACIÓN** | **299,82** | **252,36** |
| **GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS** | **4,97** | **4,06** |
| **ACTIVO CIRCULANTE** | **624,88** | **549,69** |
| Existencias | 90,03 | 94,38 |
| Deudores | 479,44 | 400,76 |
| Inversiones financieras temporales | 16,12 | 27,10 |
| Tesorería | 22,56 | 15,81 |
| Ajustes por periodificación | 16,28 | 9,75 |
| Accionistas por desembolsos no exigidos | 0,45 | 1,89 |
| ***TOTAL ACTIVO*** | ***1.724,17*** | ***1.501,70*** |

| PASIVO | Millones de euros 30/09/2003 | 31/12/2002 |
|---|---|---|
| **FONDOS PROPIOS** | **680,04** | **619,47** |
| Capital Suscrito | 21,88 | 21,88 |
| Reservas | 610,55 | 515,53 |
| Resultados atribuibles a la Sociedad Dominante | 47,61 | 82,06 |
| **SOCIOS EXTERNOS** | **29,54** | **31,92** |
| **INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS** | **24,51** | **20,56** |
| **PROVISIONES PARA RIESGOS Y GASTOS** | **20,46** | **21,39** |
| **ACREEDORES A LARGO PLAZO** | **483,26** | **343,49** |
| Deudas con entidades de crédito | 459,53 | 323,31 |
| Otras deudas a largo | 23,73 | 20,18 |
| **ACREEDORES A CORTO PLAZO** | **486,36** | **464,88** |
| Deudas con entidades de crédito | 153,20 | 155,45 |
| Acreedores comerciales | 164,30 | 168,49 |
| Otras deudas a corto | 163,08 | 136,17 |
| Ajustes por periodificación | 5,78 | 4,77 |
| ***TOTAL PASIVO*** | ***1.724,17*** | ***1.501,70*** |

## INVERSIONES

El importe total de inversiones en inmovilizado ha ascendido a 194,33 millones de euros frente a 93,40 millones de euros en el mismo periodo del ejercicio 2002.

El importe total de inversiones por unidad de negocio ha sido como sigue:

| INVERSIONES ENERO-SEPTIEMBRE 2003 | Millones de euros |
|---|---|
| Prisa | 131,39 |
| Editorial | 27,02 |
| Impresión | 11,63 |
| El País | 7,92 |
| Ocio y entretenimiento | 5,01 |
| Radio | 3,38 |
| Otros | 7,98 |
| **Total** | **194,33** |

Las inversiones de Prisa por importe de 131 millones de euros corresponden fundamentalmente al incremento de la participación en Sogecable, así como al préstamo participativo por importe de 50 millones de euros concedido a esta misma sociedad.

El desglose de las inversiones por tipo de inmovilizado es el siguiente:

| INVERSIONES ENERO-SEPTIEMBRE | Millones de euros |
|---|---|
| Inmovilizado material | 26,02 |
| Inmovilizado inmaterial | 37,92 |
| Inmovilizado financiero | 130,39 |
| **TOTAL INVERSIONES** | **194,33** |

## POSICIÓN NETA DE TESORERÍA

La deuda neta a septiembre de 2003 asciende a 574 millones de euros frente a 436 millones de euros a 31 de diciembre de 2002.

| POSICIÓN FINANCIERA NETA SEPTIEMBRE 2003 | Millones de euros |
|---|---|
| Deuda financiera | **612,73** |
| A largo plazo | 459,53 |
| A corto plazo | 153,20 |
| Tesorería e inversiones financieras temporales | 38,68 |
| **Deuda neta** | **574,05** |

La deuda a largo plazo representa el 75% del total de la deuda financiera.
Por monedas, un 68% de la deuda está denominada en euros y el resto en dólares.
La práctica totalidad de la deuda financiera está referenciada a tipo de interés variable.
A 30 de septiembre la relación de deuda neta sobre capitalización bursátil era del 28,7%.

## ESTADO DE FLUJOS DE FONDOS

| Millones de euros | 30/09/2003 | 30/09/2002 |
|---|---|---|
| EBIT | **107,31** | **103,13** |
| Amortizaciones | 59,72 | 54,31 |
| Variación de circulante no financiero | (55,69) | (171,88) |
| Inversiones recurrentes | 63,94 | 63,26 |
| **Flujo de caja operativo** | **47,40** | **(77,70)** |
| Inversiones financieras | 130,39 | 30,11 |
| Resultado financiero | (6,13) | (29,02) |
| Resultado extraordinario | (7,07) | 10,62 |
| Dividendos | 18,71 | 18,71 |
| Impuestos | 24,77 | (15,15) |
| Otros | 1,47 | 12,19 |
| **VARIACIÓN DEUDA NETA** | **138,20** | **117,58** |

La **generación de flujo de caja operativo ha sido de 47,40 millones de euros**, mejorando muy significativamente con respecto al mismo periodo del año anterior.

El mayor resultado operativo obtenido, junto con la sustancial mejora en la variación del circulante no financiero, son las causas principales de dicho incremento.

## EVOLUCION POR UNIDADES DE NEGOCIO

Los aspectos a resaltar de la evolución de las unidades de negocio durante los nueve primeros meses del ejercicio se muestran a continuación:

- El EBIT de **El País es de** 56,4 millones de euros, un 22,7% superior al registrado en el mismo periodo de 2002, con un buen comportamiento de la difusión. El margen de EBIT sobre ventas se sitúa en un 26%.
- Los ingresos de la **Radio en España** crecen un 3,7%.
- **Buen comportamiento de las campañas de venta de libros de** texto en España y América Latina en moneda local.
- **Prensa Especializada y Regional obtiene un resultado de explotación positivo.** El diario deportivo **As** incrementa su difusión media diaria un 14,7% hasta alcanzar 203.256 ejemplares. La Prensa Regional refleja un crecimiento de la publicidad del 36%.
- **Las TV locales** mejoran su resultado operativo significativamente.
- **Importante mejora en el área internacional.**
- **El negocio de impresión** sigue afectado por el impacto de un entorno difícil, con caídas de precios y actividad. Aún así, logra un incremento en ventas del 12,6%.

| INGRESOS<br>Millones de euros | ACUMULADO SEPTIEMBRE<br>2003 | <br>2002 | <br>Var<br>% |
|---|---|---|---|
| **El País** | 216,63 | 212,30 | 2,0 |
| **Prensa Espec y Regional** | 81,91 | 76,63 | 6,9 |
| **Radio** | 136,97 | 132,14 | 3,7 |
| **TV local** | 15,38 | 10,02 | 53,5 |
| **Medios Internacional** | 35,89 | 35,37 | 1,5 |
| **Educación y Formación** | 290,62 | 316,99 | (8,3) |
| **Prisacom** | 8,15 | 10,71 | (23,9) |
| **Ocio y Entretenimiento** | 68,85 | 32,72 | - |
| **Impresión** | 81,92 | 72,78 | 12,6 |
| **GDM** | 58,34 | 56,74 | 2,8 |
| **Distribución** | 142,53 | 125,50 | 13,6 |
| **Otros** | 14,67 | 13,60 | 7,9 |
| **Ajustes de consolidación** | (163,10) | (153,45) | 6,3 |
| **TOTAL** | **988,76** | **942,05** | **5,0** |

| EBIT<br>Millones de euros | ACUMULADO SEPTIEMBRE<br>2003 | <br>2002 | <br>Var<br>% |
|---|---|---|---|
| El País<br>**Margen EBIT** | 56,43<br>**26,0%** | 46,00<br>**21,7%** | 22,7 |
| Prensa Espec. y Regional<br>**Margen EBIT** | 0,13<br>**0,2%** | (3,58)<br>**(4,7%)** | - |
| Radio<br>**Margen EBIT** | 21,49<br>**15,7%** | 21,99<br>**16,6%** | (2,3) |
| TV local<br>**Margen EBIT** | (8,72)<br>**(56,7%)** | (10,67)<br>**-** | 18,3 |
| Medios Internacional<br>**Margen EBIT** | (2,04)<br>**(5,7%)** | (4,39)<br>**(12,4%)** | 53,5 |
| Educación y Formación<br>**Margen EBIT** | 53,70<br>**18,5%** | 60,20<br>**19,0%** | (10,7) |
| Prisacom<br>**Margen EBIT** | (8,28)<br>**-** | (7,44)<br>**(69,5%)** | (11,3) |
| Ocio y Entretenimiento<br>**Margen EBIT** | (6,69)<br>**(9,7%)** | (5,31)<br>**(16,2%)** | (26,0) |
| Impresión<br>**Margen EBIT** | 4,97<br>**6,1%** | 7,61<br>**10,4%** | (34,7) |
| GDM<br>**Margen EBIT** | 2,88<br>**4,9%** | 3,06<br>**5,4%** | (5,9) |
| Distribución<br>**Margen EBIT** | 0,37<br>**0,3%** | 0,18<br>**0,1%** | - |
| **Ajustes y Otros** | (6,92) | (4,52) | 53,1 |
| **TOTAL**<br>**Margen** | **107,31**<br>**10,9%** | **103,13**<br>**10,9%** | **4,1** |

# EL PAÍS

| Millones de euros | ACUMULADO SEPTIEMBRE 2003 | 2002 | Var % |
|---|---|---|---|
| **Total Ingresos explotación** | **216,63** | **212,30** | **2,0** |
| **Total gastos explotación** | **160,20** | **166,30** | **(3,7)** |
| **EBIT**<br>**%/Ingresos** | **56,43**<br>**26,0%** | **46,00**<br>**21,7%** | **22,7** |
| **EBITDA**<br>**%/Ingresos** | **66,45**<br>**30,7%** | **54,12**<br>**25,5%** | **22,8** |


Ingresos de publicidad
MN €
160,0
120,0
80,0
40,0
0,0
-3,0%
114,8
111,4
9M 2002
9M 2003


Ingresos de circulación
MN €
160,0
120,0
80,0
40,0
0,0
+4,7%
93,0
97,4
9M 2002
9M 2003

**El País** ha incrementado su fortaleza y rentabilidad durante los nueve primeros meses de 2003, destacando:

- un buen comportamiento de los ingresos de circulación, que aumentan un 4,7% en términos interanuales.
- una débil mejora de los ingresos publicitarios en el tercer trimestre estanco (+0,2%), lo que permite suponer que ha comenzado la recuperación
- una significativa contención de los gastos.

Todo ello ha llevado a mejorar en un 22,7% el resultado de explotación, alcanzando un margen de EBIT sobre ventas del 26%.

**-Los ingresos publicitarios** disminuyen un 3% respecto al mismo periodo del año anterior, mejorando la caída del 4% experimentada en los primeros seis meses del

ejercicio. En el periodo julio-septiembre, los ingresos por publicidad han crecido un 0,2% respecto al mismo trimestre del año anterior.

**-Los ingresos por circulación** experimentan un crecimiento del 4,7%, debido fundamentalmente al crecimiento experimentado en la difusión. El éxito de las promociones ("Un país de cine"-45 DVD's de cine español- , "Los discos de tu vida" - 25 CD's de música española, "España sello a sello", "Del Real a la Peseta", y la segunda edición de la promoción de libros "Clásicos del siglo XX") han contribuido a dicho comportamiento.

Las difusiones medias, tanto la diaria, como la del fin de semana, muestran un importante crecimiento en el periodo enero-septiembre:

| | Enero-Septiembre 2003 | Enero-Septiembre 2002 | Var % |
|---|---|---|---|
| **Difusión media diaria** | **445.498** | **430.836** | **3,4** |
| **Difusión media fin de semana** | **788.316** | **721.698** | **9,2** |

**Los gastos por consumo de papel** han disminuido un 7,6% con respecto al mismo periodo del ejercicio anterior, a pesar del incremento de las tiradas, debido a una mejora de los precios.

Los **gastos por servicios exteriores** han disminuido un 5,8% debido fundamentalmente a la notable reducción de gastos en publicidad.

El **EBIT** mejora en un 22,7% hasta los 56,4 millones de euros, y el **margen de EBIT sobre ventas** se sitúa en el 26%, frente al 21,7% de 2002.

# PRENSA ESPECIALIZADA Y REGIONAL

| | ACUMULADO SEPTIEMBRE | | |
|---|---|---|---|
| Millones de euros | 2003 | 2002 | Var % |
| **Total Ingresos explotación** | **81,91** | **76,63** | **6,9** |
| **Total gastos explotación** | **81,78** | **80,21** | **1,9** |
| **EBIT**<br>**%/Ingresos** | **0,13**<br>**0,2%** | **(3,58)**<br>**(4,7%)** | **-** |
| **EBITDA**<br>**%/Ingresos** | **2,27**<br>**2,8%** | **(1,38)**<br>**(1,8%)** | **-** |

**Ingresos de explotación (Millones euros)**



41,5
11,5
12,7
15,3
AS
Cinco Días
Prensa regional
Revistas


**EBIT (Millones euros)**



3,8
-2,1
0,0
0,5
AS
Cinco Días
Prensa regional
Revistas


El crecimiento de los ingresos que experimentan Diario As y la Prensa regional, junto con el esfuerzo en la contención de gastos, ha permitido que esta unidad de negocio alcance un EBIT positivo, mejorando significativamente con respecto al mismo trimestre del ejercicio anterior.

**- As** mejora sus ingresos, destacando:

- El incremento en los **ingresos de circulación** del 13,5%. En el acumulado a septiembre su difusión media diaria alcanza los 203.256 ejemplares, frente a los 177.249 del acumulado a septiembre del ejercicio anterior, lo que supone un incremento del 14,7%.

- El incremento en los **ingresos de publicidad** del 3,7%.

- La difusión media diaria alcanzada por **Cinco Días** ha sido de 23.118 ejemplares, frente a los 24.897 ejemplares del ejercicio anterior.

Los ingresos publicitarios de Cinco Días han experimentado una caída del 6,4%.

Con fecha 6 de octubre, Cinco Días ha renovado su diseño y contenidos para adaptarse a las demandas y necesidades informativas de los lectores.

**- La Prensa Regional** obtiene un EBIT positivo frente a las pérdidas operativas de 4,27 millones de euros del ejercicio anterior. Esta sustancial mejora obedece a:

- Los mayores ingresos publicitarios y de circulación con crecimientos del 36,3% y del 10,1% respectivamente.
- El esfuerzo en el ahorro de gastos, que disminuyen un 13,9% con respecto al mismo periodo del año anterior.
- La venta de Nuevo Día de Valladolid S.A que a la misma fecha en el ejercicio 2002 aportaba unas pérdidas operativas de 1,5 millones de euros.

En el acumulado a septiembre, la difusión media diaria de la prensa regional excluyendo Nuevo Día de Valladolid, asciende a 29.164 ejemplares frente a 26.432 en el mismo periodo de 2002, un 10,3% más.

- El EBIT de las **revistas** se incrementa un 39% con respecto al mismo periodo del ejercicio anterior explicada especialmente por la política de ahorro de costes.
El 26 de septiembre de este año se lanzó la nueva revista Gentleman, publicación de ocio y estilo de vida.

# RADIO

| Millones de euros | ACUMULADO SEPTIEMBRE 2003 | 2002 | Var % |
|---|---|---|---|
| **Total Ingresos explotación** | **136,97** | **132,14** | **3,7** |
| **Total gastos explotación** | **115,48** | **110,15** | **4,8** |
| **EBIT**<br>**%/Ingresos** | **21,49**<br>**15,7%** | **21,99**<br>**16,6%** | **(2,3)** |
| **EBITDA**<br>**%/Ingresos** | **25,16**<br>**18,4%** | **25,47**<br>**19,3%** | **(1,2)** |

Los ingresos publicitarios de la radio en España se han incrementado un 2,3%. La posición de liderazgo del Grupo en este soporte le ha permitido mejorar el comportamiento del mercado, que continúa mostrando signos de debilidad.

Los demás ingresos, que crecen un 16,8%, y representan un 10% del total de los ingresos de explotación, corresponden fundamentalmente a producción de cuñas publicitarias y eventos.

La segunda ola del EGM confirmó una vez más el liderazgo de audiencia de la **SER** tanto en radio convencional como en radiofórmulas. En radio convencional, la **SER** batió un nuevo record, con 5.200.000 oyentes, 216.000 más oyentes que en la primera ola de 2003.

La cuota de audiencia de los principales grupos radiofónicos en España (excluyendo RNE) tanto en el formato convencional como en las radiofórmulas, es la siguiente:

**Fórmula convencional**


COPE
19%
ONDA CERO
24%
SER
57%

**Radiofórmulas**


OTROS
5%
COPE
11%
ONDA CERO
17%
SER
67%

# TV LOCALES

| Millones de euros | ACUMULADO SEPTIEMBRE 2003 | 2002 | Var % |
|---|---|---|---|
| **Total Ingresos explotación** | **15,38** | **10,02** | **53,5** |
| **Total gastos explotación** | **24,10** | **20,69** | **16,5** |
| **EBIT**<br>**%/Ingresos** | **(8,72)**<br>**(56,7%)** | **(10,67)**<br>**-** | **18,3** |
| **EBITDA**<br>**%/Ingresos** | **(6,81)**<br>**(44,3%)** | **(8,73)**<br>**(87,1%)** | **22,0** |

El negocio de las televisiones locales continúa afianzándose en su sector. Diversas iniciativas legales indican la mejora y consolidación del marco regulatorio que hará posible el desarrollo del sector.

Las principales fuentes de ingresos de esta unidad de negocio se concentran en la venta de programación y en la venta de publicidad, que representan un 47% y un 39% respectivamente del total de ingresos.

**Ingresos de publicidad**


MN €
+79,9%
10,0
8,0
6,0
4,0
2,0
0,0
-2,0
3,3
6,0
9M 2002
9M 2003

**Ventas de programación**


MN €
+427%
10,0
8,0
6,0
4,0
2,0
0,0
-2,0
1,4
7,2
9M 2002
9M 2003

El favorable comportamiento de la publicidad local, las mayores ventas de programación y el cambio en el método de consolidación de la Sociedad Canaria de Televisión Regional, que anteriormente se consolidaba por puesta en equivalencia y en junio de 2003 pasó a consolidarse por integración proporcional al tener la gestión de la misma, son las principales razones que explican el crecimiento de los ingresos y la mejora a nivel operativo.

Excluyendo la aportación de la Sociedad Canaria de Televisión Regional, los ingresos de publicidad y las ventas de programación crecerían un 50,4% y un 40,3% respectivamente.

# MEDIOS INTERNACIONAL

| Millones de euros | ACUMULADO SEPTIEMBRE 2003 | 2002 | Var % |
|---|---|---|---|
| **Total Ingresos explotación** | **35,89** | **35,37** | **1,5** |
| **Total gastos explotación** | **37,93** | **39,76** | **(4,6)** |
| **EBIT**<br>**%/Ingresos** | **(2,04)**<br>**(5,7%)** | **(4,39)**<br>**(12,4%)** | **53,5** |
| **EBITDA**<br>**%/Ingresos** | **1,47**<br>**4,1%** | **(0,64)**<br>**(1,8%)** | **-** |

Esta unidad comprende los negocios de **Participaciones de Radio Latinoamericanas** en Chile, Costa Rica, EEUU, Francia y Panamá, **Grupo Caracol** en Colombia, **Radiópolis** en México e **Inversiones Grupo Multimedia e Inversiones de Radiodifusión** ( IGM/IR) en Bolivia.

Los ingresos y EBIT acumulados a septiembre de 2003, en millones de euros, de los distintos negocios que forman esta unidad se exponen a continuación:

**Ingresos de explotación**


20
18
16
14
12
10
8
6
4
2
0
17,6
7,0
6,6
5,2
Caracol
Radiópolis
Participaciones Radio
IGMIR

**EBIT**


3,0
2,5
2,0
1,5
1,0
0,5
0,0
-0,5
-1,0
-1,5
-2,0
2,5
0,3
-1,8
Caracol
Radiópolis
IGMIR
-0,2

El impacto total de las depreciaciones de moneda en esta unidad de negocio ha supuesto 11 millones de euros menos de ingresos de explotación y 1 millón de euros menos de resultado de explotación. Descontando este efecto, los ingresos habrían crecido un 33% y el EBIT se habría incrementado un 76%.

No obstante, a pesar de la depreciación de las monedas latinoamericanas, los esfuerzos en la contención de costes y reestructuración del negocio han llevado a que el resultado operativo mejore en un 53,5%.

**En México**, merece la pena destacar el excelente comportamiento de **Radiópolis,** que ha incrementado sus ingresos en moneda local en un 27%. La depreciación del peso respecto al euro ha hecho que finalmente los ingresos en euros hayan crecido un 2%.

Ello, unido a una rigurosa política de contención de gastos, que han disminuido un 21% en términos interanuales, ha contribuido a mejorar en un 115% su resultado de explotación

A pesar de que **Caracol**, empezó a consolidarse en septiembre del año pasado, con carácter retroactivo a abril, y que por tanto, en las cifras de septiembre de 2002, no estaban incluidos los tres primeros meses del año, si hiciéramos comparables sus cifras con las de este ejercicio, el EBIT crecería un 26%.

**IGM/IR y Participaciones de Radio Latinoamericanas** han mejorado su resultado de explotación

Durante los nueve primeros meses del ejercicio 2003 se ha renovado la programación y contenidos de las emisoras en México y Panamá y se han introducido modificaciones en las de Radio **Caracol** y Chile. El proyecto de **Prisa** para su radio en América incluye la adaptación a las emisoras al otro lado del Atlántico de formatos que ya han demostrado en España su éxito. Actualmente, se están emitiendo en México, Colombia y Chile con una gran acogida y aceptación por la audiencia.

# EDUCACIÓN Y FORMACIÓN

| | ACUMULADO SEPTIEMBRE | | |
|---|---|---|---|
| Millones de euros | 2003 | 2002 | Var % |
| **Total Ingresos explotación** | **290,62** | **316,99** | **(8,3)** |
| **Total gastos explotación** | **236,92** | **256,79** | **(7,7)** |
| **EBIT**<br>**%/Ingresos** | **53,70**<br>**18,5%** | **60,20**<br>**19,0%** | **(10,7)** |
| **EBITDA**<br>**%/Ingresos** | **88,64**<br>**30,5%** | **105,61**<br>**33,3%** | **(16,1)** |

**Ingresos 9M 2003 por origen geográfico**


AMERICA
53%
ESPAÑA
47%

**EBIT 9M 2003 por origen geográfico**


AMERICA
67%
ESPAÑA
33%

En **Santillana**, las cifras del primer semestre recogen las campañas de educación del Cono Sur, que se suelen producir en el primer trimestre del año, y parte de las ventas institucionales que se realizan en México, que se suelen producir en el segundo trimestre. En el segundo semestre, se recogen fundamentalmente las ventas de España y México.

A pesar del buen comportamiento de las campañas en España y Portugal, donde los ingresos crecen un 7%, y del sustancial aumento de ingresos en moneda local en la mayoría de los países latinoamericanos, los resultados han estado condicionados por las depreciaciones de las monedas de estos países.

El impacto total de las depreciaciones ha originado 40,6 millones de euros menos de ingresos y 11,6 millones de euros menos de resultado de explotación.
Descontando dicho efecto, los ingresos de **Santillana** habrían experimentado un crecimiento del 4,5% y su resultado de explotación habría mejorado un 8,5%.

# OCIO Y ENTRETENIMIENTO

| | ACUMULADO SEPTIEMBRE | | |
|---|---|---|---|
| Millones de euros | 2003 | 2002 | Var % |
| **Total Ingresos explotación** | **68,85** | **32,72** | **-** |
| **Total gastos explotación** | **75,54** | **38,03** | **98,6** |
| **EBIT**<br>**%/Ingresos** | **(6,69)**<br>**(9,7%)** | **(5,31)**<br>**(16,2%)** | **(26,0)** |
| **EBITDA**<br>**%/Ingresos** | **(2,19)**<br>**(3,2%)** | **(2,72)**<br>**(8,3%)** | **19,5** |

**Ingresos de explotación**


MN €
90,0
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
32,7
68,9
9M 2002
9M 2003

**Resultado de explotación (EBIT)**


MN €
2,0
0,0
-2,0
-4,0
-6,0
-8,0
-10,0
-5,3
-6,7
9M 2002
9M 2003

El fuerte incremento producido en los ingresos y gastos obedece en su mayor parte a las siguientes razones:

1- Las promociones que **Gran Vía Musical** realiza para **El País**.
2- El aumento en la venta de discos.
3- El crecimiento de las actividades del grupo relativas a eventos y organización de conciertos.
4- La aportación de la productora audiovisual **Tesela**, que se incorporó al perímetro de consolidación en septiembre de 2002.

El extraordinario crecimiento de los ingresos, y la contención de los gastos, ha contribuido a que el EBITDA haya mejorado un 19,5%.

No obstante, los gastos de amortización se incrementan un 74% debido a la amortización de lanzamientos de artistas y a la adquisición de Tesela, por lo que en consecuencia, el EBIT empeora con respecto a 2002.

# PRISACOM

| Millones de euros | ACUMULADO SEPTIEMBRE 2003 | 2002 | Var % |
|---|---|---|---|
| **Total Ingresos explotación** | **8,15** | **10,71** | **(23,9)** |
| **Total gastos explotación** | **16,43** | **18,15** | **(9,5)** |
| **EBIT**<br>**%/Ingresos** | **(8,28)**<br>**-** | **(7,44)**<br>**(69,5%)** | **(11,3)** |
| **EBITDA**<br>**%/Ingresos** | **(6,54)**<br>**(80,2%)** | **(5,61)**<br>**(52,4%)** | **16,6** |

Los ingresos han caído un 23,9% debido a la venta de las sociedades Extrasoftware, C2P y CMIPS - que aportaban en el ejercicio anterior 3,12 millones de euros de ingresos al consolidado de Prisacom – así como al comportamiento negativo de los ingresos publicitarios.
Excluyendo la venta de las sociedades mencionadas, los ingresos se incrementarían un 5,2%.

Los ingresos procedentes de de la venta de contenidos y de los servicios de movilidad, se incrementan un 9% en términos interanuales. No obstante, las pérdidas operativas de la compañía aumentan un 11,3%.

En noviembre de 2002 El País.es lanzó su nueva edición digital de pago. La nueva versión digital cuenta con información actualizada en tiempo real, infografías animadas, elementos multimedia e interactividad por parte de los usuarios.
**El Pais.es** cuenta ya con 25.000 suscriptores que pueden acceder a múltiples contenidos y servicios exclusivos.

En octubre de 2003, Prisacom ha alcanzado un acuerdo con Telefónica Móviles que permitirá la incorporación de contenidos producidos por los medios de comunicación digitales de Prisa a Movistar e-moción, el menú de acceso a contenidos para los clientes de Telefónica Movistar.

## VENTAS DE PUBLICIDAD EN MEDIOS (GDM)

| Millones de euros | ACUMULADO SEPTIEMBRE 2003 | 2002 | Var % |
|---|---|---|---|
| **Total Ingresos explotación** | **58,34** | **56,74** | **2,8** |
| **Total gastos explotación** | **55,46** | **53,68** | **3,3** |
| **EBIT**<br>**%/Ingresos** | **2,88**<br>**4,9%** | **3,06**<br>**5,4%** | **(5,9)** |
| **EBITDA**<br>**%/Ingresos** | **3,20**<br>**5,5%** | **3,35**<br>**5,9%** | **(4,5)** |

El mercado publicitario español ha continuado acusando síntomas de debilidad. En Prisa, la radio es el soporte con mayor resistencia a la crisis y la publicidad local es la que mejor se ha comportado.
La prensa ha continuado sufriendo los efectos de la crisis tanto en los periódicos nacionales y en la prensa económica como en las revistas.

A pesar de la atonía del mercado, los ingresos netos de GDM han crecido ligeramente con respecto al mismo periodo del ejercicio anterior.

| Millones de euros | ACUMULADO SEPTIEMBRE 2003 | 2002 | Var % |
|---|---|---|---|
| Ventas de publicidad | **58,34** | **56,74** | **2,8** |
| Compras, consumos y aprov. | **44,48** | **42,89** | **3,7** |
| **Ingresos netos explotación** | **13,86** | **13,85** | **0,1** |

Del total de publicidad gestionada por **GDM**, aproximadamente el 41% corresponde a Sogecable y a medios ajenos al grupo.


Grupo: 59%
Sogecable y Terceros: 41%

# IMPRESIÓN

| | ACUMULADO SEPTIEMBRE | | |
|---|---|---|---|
| Millones de euros | 2003 | 2002 | Var % |
| **Total Ingresos explotación** | **81,92** | **72,78** | **12,6** |
| **Total gastos explotación** | **76,95** | **65,17** | **18,1** |
| **EBIT**<br>**%/Ingresos** | **4,97**<br>**6,1%** | **7,61**<br>**10,4%** | **(34,7)** |
| **EBITDA**<br>**%/Ingresos** | **13,22**<br>**16,1%** | **15,32**<br>**21,0%** | **(13,7)** |

Los ingresos de explotación han crecido un 12,6% debido a la captación de nuevos clientes de gran volumen en España, pero el mercado ha seguido experimentando un entorno difícil, con caídas de precios y actividad. El crecimiento de los costes variables, junto con el aumento de los gastos de amortización derivados de la adquisición de maquinaria nueva, ha conducido a un empeoramiento del resultado operativo.

El desglose de los ingresos de explotación por mercado geográfico (doméstico y exportaciones), así como por la pertenencia o no de los clientes al Grupo Prisa (clientes del Grupo o terceros) ha sido la siguiente:

**Clientes del Grupo: 24%**



**Clientes Terceros: 76%**

**Exportación: 24%**



**Nacional: 76%**

En la actualidad y dadas las dificultades que atraviesa este mercado, Prisa está planteando cómo adecuarse del mejor modo posible al nuevo escenario

**Información Financiera Periódica**

**Emisor: PROMOTORA DE INFORMACIONES, S.A.**

**Inicio periodo: 01/01/2003** **Fin periodo: 30/09/2003**

**Trimestre: 3** **Ejercicio: 2003** **Nif: A-28297059**

**C) BASES DE PRESENTACIÓN Y NORMAS DE VALORACIÓN**

EN LA ELABORACIÓN DE LOS DATOS E INFORMACIONES DE CARÁCTER FINANCIERO-CONTABLE INCLUIDOS EN LA PRESENTE INFORMACIÓN PÚBLICA PERIÓDICA, SE HAN APLICADO LOS PRINCIPIOS, NORMAS DE VALORACIÓN Y CRITERIOS CONTABLES PREVISTOS EN LA NORMATIVA EN VIGOR PARA LA ELABORACIÓN DE INFORMACIÓN DE CARÁCTER FINANCIERO-CONTABLE A INCORPORAR A LAS CUENTAS ANUALES Y ESTADOS FINANCIEROS INTERMEDIOS.

COMO CONSECUENCIA DE LA AMPLIACIÓN DE CAPITAL REALIZADA EN SOGECABLE PARA LA INTEGRACIÓN DE VÍA DIGITAL SE HA PRODUCIDO UN INCREMENTO EN EL VALOR DE LA PARTICIPACIÓN DE PRISA EN SOGECABLE QUE HA TENIDO EL TRATAMIENTO CONTABLE QUE SE EXPONE A CONTINUACIÓN, ANALIZADO Y CONFIRMADO POR LOS AUDITORES DEL GRUPO:

SE HA CONSIDERADO COMO MAYOR IMPORTE DE RESERVAS CONSOLIDADAS EL INCREMENTO DE VALOR DE LOS FONDOS PROPIOS DE SOGECABLE UNA VEZ DESCONTADOS EL PORCENTAJE DE LA PARTICIPACIÓN DE PRISA EN LOS COSTES DE REESTRUCTURACIÓN REGISTRADOS COMO GASTO POR SOGECABLE EN SU CUENTA DE PÉRDIDAS Y GANACIAS A 30 DE SEPTIEMBRE DE 2003.

SE HA CONSIDERADO COMO INGRESO EN LA CUENTA DE PÉRDIDAS Y GANANCIAS CONSOLIDADA DE PRISA SU PORCENTAJE DE PARTICIPACIÓN EN LOS COSTES DE REESTRUCTURACIÓN REGISTRADOS COMO GASTO POR SOGECABLE A 30 DE SEPTIEMBRE DE 2003.

POR TANTO, EN LA CUENTA DE PÉRDIDAS Y GANANCIAS CONSOLIDADA DE PRISA A 30 DE SEPTIEMBRE DE 2003, DENTRO DEL EPÍGRAFE "RESULTADOS POR PUESTA EN EQUIVALENCIA" SE HA INCORPORADO SU PORCENTAJE EN LAS PÉRDIDAS TOTALES DE SOGECABLE, INCLUIDOS LOS COSTES DE REESTRUCTURACIÓN REGISTRADOS COMO GASTO POR ÉSTA, Y UN INGRESO POR SU PORCENTAJE EN DICHOS GASTOS TAL COMO SE INDICA ANTERIORMENTE. TODO ELLO ATENDIENDO A LA NATURALEZA Y CARACTERÍSTICAS DE ESTOS GASTOS (QUE FUERON COMUNICADOS EN SU MOMENTO POR SOGECABLE) Y AL HECHO DE ESTAR ASOCIADOS A LA AMPLIACIÓN DE CAPITAL REALIZADA EN SOGECABLE PARA LA INTEGRACIÓN DE VÍA DIGITAL.

◀ Anterior Siguiente ▶

**Información Financiera Periódica**

**Emisor: PROMOTORA DE INFORMACIONES, S.A.**

**Inicio periodo: 01/01/2003** **Fin periodo: 30/09/2003**

**Trimestre: 3** **Ejercicio: 2003** **Nif: A-28297059**

**D) DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO**

| | | % sobre nominal | Euros por acción | Importe (Miles de Euros) |
|---|---|---|---|---|
| 1. Acciones ordinarias | 3100 | 90,00 | 0,09 | 18.708 |
| 2. Acciones preferentes | 3110 | 0,00 | 0,00 | 0 |
| 2. Acciones sin voto | 3120 | 0,00 | 0,00 | 0 |

**El cálculo del dividendo por acción no considera la autocartera de la sociedad dominante.**

◄ Anterior Siguiente ►

Información Financiera Periódica

Emisor: PROMOTORA DE INFORMACIONES, S.A.

Inicio periodo: 01/01/2003 Fin periodo: 30/09/2003

Trimestre: 3 Ejercicio: 2003 Nif: A-28297059

## E) HECHOS SIGNIFICATIVOS

| | | SI/NO |
|---|---|---|
| 1.- Adquisiciones o trasmisiones de participaciones. | 3200 | N |
| 2.- Adquisiciones de autocartera. | 3210 | N |
| 3.- Otros aumentos o disminuciones significativos del inmovilizado. | 3220 | N |
| 4.- Aumentos y reducciones del capital social o del valor de los títulos. | 3230 | N |
| 5.- Emisiones, reembolsos o cancelaciones de empréstitos. | 3240 | N |
| 6.- Cambios de los administradores o del consejo de administración. | 3250 | N |
| 7.- Modificaciones de los estatutos sociales. | 3260 | N |
| 8.- Transformaciones, fusiones o escisiones. | 3270 | N |
| 9.- Cambios significativos en la regulación instituciones. | 3280 | N |
| 10.- Pleitos, litigios y contenciosos. | 3290 | N |
| 11.- Situaciones concursales, suspensiones de pagos, etc. | 3310 | N |
| 12.- Acuerdos especiales de limitación, cesión o renuncia. | 3320 | N |
| 13.- Acuerdos estratégicos con grupos nacionales o internacionales. | 3330 | S |
| 14.- Otros hechos significativos. | 3340 | S |

◄ Anterior Siguiente ►

**Información Financiera Periódica**

**Emisor: PROMOTORA DE INFORMACIONES, S.A.**

**Inicio periodo: 01/01/2003** **Fin periodo: 30/09/2003**

**Trimestre: 3** **Ejercicio: 2003** **Nif: A-28297059**

**F) ANEXO EXPLICATIVO DE HECHOS SIGNIFICATIVOS**

**EL 17 DE JULIO DE 2003, EL GRUPO PRISA COMUNICA SU INTENCIÓN DE REORIENTAR SUS INVERSIONES EN BOLIVIA UNA VEZ SE RESUELVAN FAVORABLEMENTE LOS CONTENCIOSOS QUE MANTIENE CON EL GRUPO GARÁFULIC ACERCA DEL PRIMER CONSORCIO DE COMUNICACIÓN DE ESE PAÍS.**

**CON FECHA 23 DE JULIO DE 2003, LA SOCIEDAD REMITE INFORMACIÓN SOBRE LOS RESULTADOS DEL PRIMER SEMESTRE DE 2003.**

**CON FECHA 30 DE JULIO SE COMUNICA LA CELEBRACIÓN DE LAS JUNTAS ORDINARIAS DE ACCIONISTAS DE LAS SOCIEDADES BOLIVIANAS, INVERSIONES GRUPO MULTIMEDIA DE COMUNICACIONES, S.A Y DE INVERSIONES DE RADIODIFUSIÓN, S.A. Y LOS CAMBIOS REALIZADOS EN SUS ÓRGANOS DE ADMINISTRACIÓN.**

**EL 30 DE SEPTIEMBRE DE 2003, PROMOTORA DE INFORMACIONES, S.A ANUNCIA, QUE PARA PERMITIR QUE VIVENDI UNIVERSAL LLEVE A CABO UNA EMISIÓN DE BONOS CANJEABLES EN ACCIONES DE SOGECABLE, HA ACORDADO LA RESOLUCIÓN ANTICIPADA, A PARTIR DE ESA FECHA, DEL ACUERDO DE ACCIONISTAS DE SOGECABLE, ENTRE PRISA Y GROUPE CANAL+.**

**CON FECHA 30 DE SEPTIEMBRE DE 2003, PROMOTORA DE INFOMACIONES, S.A COMUNICA QUE HA ADQUIRIDO DE HISPAMARKET, S.A. UN PAQUETE DE 1,71% DEL CAPITAL SOCIAL DE SOGECABLE, QUE REPRESENTA UN TOTAL DE 2.160.717 ACCIONES, HABIENDO ELEVADO SU PARTICIPACIÓN DEL 17,38% HASTA EL 19,09% EN EL CAPITAL SOCIAL DE SOGECABLE.**

◄ Anterior

ITEM 5.

PRISA INCREASES ITS REVENUES 5% AND ITS OPERATING INCOME 4%

.10-21-2003

## January-September 2003 results

- Revenues from newspaper and magazine sales up 4.4%
- The newspaper EL PAÍS increases its operating income 23% with the EBIT/sales margin rising 26%
- Radio activities in Spain show 3% revenue growth, consolidating the lead in audience and profitability
- Significantly higher results in international radio activities, regional media, and local TV
- PRISA raises its stake in Sogecable to 19.21%

Grupo PRISA (PRS, Madrid) posted revenue and operating income growth despite the lack of recovery in the advertising market and currency depreciations in the Latin American countries where the Grupo PRISA carries out its international activities. In this context, PRISA recorded 989 Mn€ in revenues, 5% more than in the previous year, while operating income (EBIT) was up 4% to 107.31 Mn€.

Revenue growth was mainly driven by the significant 4.4% increase in the Grupo PRISA's newspaper and magazine sales and the 2.2% rise in advertising revenues, a higher percentage than the market average – which, based on own estimates, fell slightly – and which augurs well for further growth in the last quarter of the year. These positive results and the cost savings measures in place were able to offset the 8.5% drop in the sale of books and rights, affected by the depreciation of most Latin American currencies and the euro's strong performance against the dollar. Excluding this impact, the Grupo PRISA's total revenues would have risen 10% while operating income would have been 16% higher than in 2002. Income before taxes climbed 10% to 73.11 Mn€. Furthermore, operating income growth and Capex improvement generated 47 Mn€ operating cash flow.

With respect to the performance of the individual Business Units, the excellent results recorded by EL PAÍS are worth highlighting, with the strong trend in revenues and circulation further widening the existing lead versus the competition. While the daily newspaper sector experienced overall weakness, in January to September 2003 EL PAÍS showed 2% operating income growth against the same period last year. Circulation revenues were up 4.7% and expenses fell 3.7%. These excellent figures enabled the newspaper to record 56.43 Mn€ in operating income, 22.7% higher than in the equivalent 2002 period, and a 26% EBIT/sales margin vs. 21.7% a year earlier.

In the first nine months of 2003, EL PAÍS maintained an average daily circulation of 445,498 copies, 3.4% more than in the previous year, while the circulation of *El País Semanal* increased 9.2% vs. the previous year to 788,316 copies.

In the Regional and Specialised Newspaper and Magazine unit, *As* confirms revenue and circulation growth with a 13.5% increase; advertising revenues were up 3.7% and circulation increased 14.7% to 203,256 copies vs. 177,249 copies in the first nine months of 2002. The design and contents of the financial daily *Cinco Días,* celebrating its 25th anniversary this year, were revamped in early October to adapt its offer to the current needs of financial newspaper readers.

The Regional Newspapers and Magazines business unit recorded its first positive EBIT vs. 2002 operating losses, while advertising revenues and circulation were up 36.3% and 10%, respectively.

The Radio division confirms its strength and leadership again, both in terms of the number of listeners – with a new record audience of 5,200,000 for Cadena SER based on the first EGM audience survey – as well as with respect to profitability, with 3.7% growth in total sales and 2.3% in advertising revenues. This performance is significantly stronger than the rest of the sector which continues to show signs of weakness.

With respect to local TV, the Group continues to develop its activities in this area, under the name of Localia, ahead of the consolidation of the regulatory framework that will enable the development of the sector. The positive performance of local advertising, increased program sales, and the change in the scope of consolidation at Sociedad Canaria de Televisión Regional, boosted revenues in this business line by 53.5%.

Santillana, the unit involved in education and training, obtained good results in textbook sales in the Peninsula as well as a significant increase in local currency revenues in most of the Latin American countries where it operates. The depreciation of LatAm currencies, however, was responsible for a 40.6 Mn€ drop in revenues and an 11.6 Mn€ decrease in operating income. Excluding this impact, Santillana's revenues would have increased 4.5% and operating income would have risen 8.5%. Santillana recorded 53.70 Mn€ in EBIT.

The International Media Unit, which includes the stakes in Latin American Radio stations in Chile, Costa Rica, the U.S., France, and Panama, Grupo Caracol in Colombia, Radiópolis in Mexico, and Inversiones Grupo Multimedia e Inversiones de Radiodifusión (IGM/IR) in Bolivia, was also affected by the currency depreciations. Obviating this impact, revenues and EBIT would have climbed 33% and 76%, respectively. PRISA is firmly committed to the development of a pan-American radio network and is constantly developing new formats for local audiences as well adaptations of programs that have been successful in Spain. These programs are enjoying a favourable audience reception.

With respect to music and audiovisual production sales, despite the global crisis in the record sector, the revenues on collectable records and DVDs have shown a marked improvement, while the event and concert organization division is showing a positive performance, and quality audiovisual production activities, carried out through Plural and

Tesela, are consolidating.

Prisacom, involved in digital content production and exploitation, is consolidating its position as a news and entertainment content provider and has entered into important agreements with the leading mobile telephony operators. Elpais.es, with 25,000 subscribers, is consolidating its position in the Spanish electronic newspaper segment offering the most complete and the highest quality news product.

Regarding GDM-generated advertising sales revenues, despite the sluggishness in this market, net revenues were slightly higher than in the previous year. In the Printing division, despite a complicated situation in the market with overall drops in prices and activities, operating revenues were up 12.6% thanks to new large volume customers in Spain.

In the first nine months of this year, the Grupo PRISA increased its Sogecable holding by acquiring 1.1% stake in the market and 1.71% from Hispamarket (a Bankinter Group company), thereby raising its stake in this pay-TV company to 19.21% as at 15 October. The Company invested 78Mn€ to increase its stake and paid an average of 21.9€/share for these new shares. In the context of the Sogecable and Via Digital merger, PRISA entered into a10-year 50 MN€ syndicated loan. This facility is recorded as a financial investment in the Grupo PRISA's accounts.

| | JANUARY-SEPTEMBER | | |
|---|---|---|---|
| Million € | 2003 | 2002 | % Var. |
| **Revenues** | **988.76** | **942.05** | **5.0** |
| **EBITDA** | **184.05** | **184.49** | **(0.2)** |
| **EBIT** | **107.31** | **103.13** | **4.1** |
| Financial results | (6.13) | (29.02) | 78.9 |
| Equity earnings | (9.50) | (7.11) | (33.6) |
| Goodwill amortization | 11.50 | 11.28 | 1.9 |
| **Ordinary profit** | **80.18** | **55.72** | **43.9** |
| Extraordinaries | (7.07) | 10.62 | - |
| **Income before taxes** | **73.11** | **66.34** | **10.2** |
| Taxes | 24.77 | (15.14) | - |
| Minority interests | 0.73 | (3.59) | - |
| **Net income** | 47.61 | 85.07 | (44.0) |

ITEM 6

Madrid, 24 de octubre de 2003

**COMUNICACIÓN DE INFORMACIÓN RELEVANTE**

PROMOTORA DE INFORMACIONES, S.A. comunica que ha alcanzado un acuerdo con el grupo impresor británico POLESTAR y con la sociedad INVERSIONES IBERSUIZAS para la creación de una sociedad que reunirá las plantas de impresión del grupo británico en España y las que el Grupo PRISA tiene agrupadas bajo su filial PRISAPRINT.

No se aportarán a la nueva sociedad las rotativas de Diario El País, ni las participaciones de PRISA en las sociedades Eurohueco y Field Mateu.

PRISA y POLESTAR contarán cada una con el 40% del accionariado de la nueva compañía y el 20% restante estará en manos de la sociedad INVERSIONES IBERSUIZAS, que aportará 25 millones de euros a la operación.

El Consejero Delegado de la nueva sociedad será propuesto por PRISA; corresponderá a POLESTAR el nombramiento de un Presidente no ejecutivo y a INVERSIONES IBERSUIZAS el del Secretario del Consejo.

Además de los derechos de adquisición preferente, de venta extensiva y de acompañamiento en la venta, propios de este tipo de operaciones, el acuerdo prevé que, transcurridos cinco años desde la formalización de la operación, y por un periodo de tres meses, POLESTAR tendrá una opción de compra sobre la rama de actividad de impresión de libros y revistas y PRISA e INVERSIONES IBERSUIZAS tendrán una opción de compra sobre la rama de actividad de impresión de periódicos. Así mismo, en caso de cambio de control en POLESTAR durante los próximos cinco años, POLESTAR tendrá una opción de compra para alcanzar el 50% del accionariado de la sociedad.

La integración de las actividades de impresión de PRISAPRINT y POLESTAR España dará origen a uno de los grupos de impresión más importantes de nuestro país. La nueva sociedad, cuya facturación agregada superará los 200 millones de euros anuales, dedicará una parte significativa de su producción al mercado extranjero.

El acuerdo será comunicado a las autoridades de Defensa de la Competencia de la Unión Europea para su aprobación definitiva.

ITEM 7

## PRISA, POLESTAR AND IBERSUIZAS FORM A MAJOR PRINTING GROUP

10-24-2003

The recent signing of an agreement between British printing group POLESTAR, Grupo PRISA, and venture capital company IBERSUIZAS in Madrid has set the wheels in motion for the creation of one of Spain's largest, most diversified and competitive printing groups. The British group's contribution to this new alliance consists of all its Spanish-based plants, whilst Grupo PRISA is to contribute all the PRISAPRINT commercial and printing facilities, with the exception of EL PAÍS S.L. PRISA newspaper. Each group will hold 40% of the shares of the new company, with the remaining 20% corresponding to IBERSUIZAS, which has invested 25 million euros in the operation. The closure of the deal is pending final approval from EU Competition Authorities.

The PRISAPRINT and POLESTAR alliance will create one of Spain's largest printing groups. Its various printing plants benefit from privileged locations and a solid client portfolio, including major national and international publishers, all the leading newspaper and magazine publishers as well as large multinationals and major retailing names. This new company, whose joint annual turnover will stand in excess of 200 million euros, plans to devote a large part of its production to international markets. POLESTAR will be responsible for appointing a non-executive Chairman, whilst the Managing Director is to be proposed by PRISA and IBERSUIZAS will appoint the Secretary-General.

**GEOGRAPHICAL LOCATION OF THE NEW COMPANY'S PLANTS**



**Lugo**
Norprensa

**Valladolid**
Macrolibros

**Madrid**
Mateu Liber, Mateu Cromo, Mateu Press, Altamira, Hispánica

**Guadalajara**
Heliocolor

**Valencia**
Bidasoa

**Sevilla**
Distribuciones Aliadas

**Grupo POLESTAR**
Founded in 1998, following the merger of The British Printing Company Ltd and Watmoughs Plc, this is one of Europe's largest independent printing groups. 99.6% of Polestar Holdings Limited's share capital is owned by Investcorp, SA.

POLESTAR, which owns printing plants in the UK and Hungary, also owns the following companies in Spain:

- Polestar Heliocolor and Polestar Hispánica. Rotogravure printing.
- Altamira. Offset printing services
- Gráficas Integradas. Pre-printing services.

The company employs a total of 800 workers at its Madrid, Alcalá de Henares and Guadalajara plants.

In 2002 POLESTAR España produced a total of 372 million periodicals, 701 million commercial leaflets and brochures, plus 119 million Sunday supplements, as well as processing 121.000 photomechanical printed pages.

**Grupo PRISA**
Grupo PRISA is Spain's leading communications group. It operates in the press, radio, editorial, local and PPV television, music, audio-visual production, Internet, advertising sales and printing. It is currently present in 22 countries throughout Europe and America and is listed on the Madrid Stock Exchange (PRS).

PRISA's activities in the printing sector are channelled through PRISAPRINT, a company set up in the year 2000 following the acquisition of the Mateu Cromo group, and which is made up of the following printing firms:

- Mateu Cromo. Spain's leading exporter of graphic industry books.
- Mateu Press. Newspaper, magazine and brochure printing company.
- Macrolibros. Wide spine book printing.
- Mateu Liber. Monochrome books.
- Bidasoa, Norprensa y Distasa. Diary printing

In 2002 PRISAPRINT produced a total of 25 million hardback books, 26 million paperback books and 172 million wire bound books and magazines. Its printing presses also ran off 157 million newspapers and 270 million brochures and leaflets. 38 % of the total turnover came from PRISA clients and 62% from clients outside the Group. Exports currently account for 24 % of PRISAPRINT's production. The company employs a total of 615 workers at its Pinto (Madrid), Valencia, Valladolid, Seville and Lugo plants.

**IBERSUIZAS**
Over the last ten years venture capital company IBERSUIZAS has consolidated its position amongst the leading companies in this sector in Spain. Its major shareholders are Banco Pastor (18.31 %), Inversiones GB Balboa, S.A. (13.35 %), Inver Alia, S.L. (13.14 %) and Reordo, S.L. (12.05 %).

**Barry Hibbert**, Managing Directory at Polestar, stated that the agreement is excellent news for his company, " as it strengthens our presence in the European printing sector and enables us to penetrate the newspaper printing sector - a new business area for the Group - as well as marking our return to book printing. Polestar fits in perfectly with Grupo PRISA's activities in these sectors, enabling us to contribute our experience in rotogravure printing".

Hibbert went on to highlight his enthusiasm for working with the PRISA team and combining the success of both companies to create a solid, competitive printing Group, capable of leading the European field.

**Jesús Castillo**, Resource Director at Grupo PRISA and the future Managing Director of the newly formed printing group, emphasised the "enthusiasm with which he faced the challenge of creating the top printing company on the Spanish market". He also referred to "the high degree of competitiveness of the new company, which possesses some of Europe's most modern industrial facilities and offers clients a full range of services".

**Luis Chicharro**, Executive Vice-President at Ibersuizas, expressed his satisfaction with this project that "will allow the consolidation of this highly competitive company, which offers major potential for growth and the creation of value for all its shareholders".

ITEM 8

# Grupo PRISA

## Nota analistas

**24 de octubre de 2003**

## ***PRISA Y POLESTAR FUSIONAN SUS NEGOCIOS DE IMPRESIÓN EN ESPAÑA CON LA PARTICIPACIÓN DE IBERSUIZAS***

*La operación dará origen a uno de los grupos de impresión más potentes de España, con una excelente localización geográfica de sus distintas plantas de impresión y una sólida base de clientes*

***Las ventas y el ebitda de la nueva compañía superan los 200 y 30 millones de euros respectivamente***

### ***Descripción del acuerdo***

Prisa ha llegado a **un acuerdo para fusionar** su empresa Prisaprint -que engloba las empresas del grupo dedicadas a impresión- con las operaciones que el grupo impresor británico Polestar tiene en España.

El acuerdo consiste en la **creación de una nueva compañía** que estará participada por Prisa y Polestar- que aportará sus activos de impresión en España- y por socios financieros quienes realizarán aportaciones monetarias.

La nueva compañía estará participada por **Prisa y Polestar paritariamente en un 40%** y por **Ibersuizas, que como socio financiero participará en un 20%** aportando 25 millones de euros.

**El acuerdo queda abierto al incremento de socios financieros** hasta un 33% y por lo tanto finalmente las participaciones podrían quedar en un 33% para Prisa y Polestar respectivamente y 33% para los socios inversores.

**La valoración de la compañía** se ha realizado **utilizando un múltiplo de 6 veces EBITDA**, en línea con los múltiplos de mercado aplicados a negocios de impresión.

La fusión implicará **una disminución inicial de la deuda** soportada por **PRISA** de entorno a **los 40 millones de euros.**

**Prisa propondrá el consejero delegado** de la nueva compañía y POLESTAR propondrá al presidente, que tendrá funciones no ejecutivas. IBERSUIZAS designará el secretario general de la nueva compañía.

**La larga trayectoria de las empresas fusionadas** y el prestigio y experiencia reconocidos por el mercado de los equipos de gestión que liderarán el nuevo proyecto convertirán a la nueva compañía en una **empresa más competitiva,** y con una mayor **proyección en los mercados nacionales e internacionales.**

## *Mercado de impresión y Sinergias de la nueva compañía*

La industria española de la impresión se caracteriza por tener un importante tamaño y por ser una industria en la cual operan un gran número de empresas de mediano y pequeño tamaño. A pesar de la fragmentación, las 300 principales compañías del sector representan el 74% de los ingresos del mercado y **PRISAPRINT Y POLESTAR** se **encuentran en una posición competitiva muy fuerte.**

Con **fuertes inversiones en nueva tecnología** durante los últimos años, es un sector muy competitivo a nivel de empresas líder. **PRISAPRINT Y POLESTAR** se encuentran en una posición competitiva excelente para afrontar estos retos ya que **las inversiones realizadas** en los últimos años hacen que las empresas cuenten con unas dotaciones **dentro de las mejores del mercado.**

La creación de la nueva compañía dará lugar a una empresa más competitiva, destacando las siguientes sinergias:

- **Alta competitividad** en las dos tecnologías de impresión, huecograbado y offset. Cada una de las empresas individualmente es competitiva en una sóla de estas tecnologías
- Mejora general de la posición de mercado al permitir ofrecer a los clientes **una amplia gama de servicios**, permitiendo desarrollar las ventas cruzadas entre los clientes de hueco y offset
- **Racionalización de inversiones**, mejoras de los ratios de ocupación de las plantas e incremento de la rentabilidad sobre el capital empleado
- **Ahorros de costes** de personal, consumos y aprovisionamientos y gastos generales con la unificación de estructuras

## *Valoración de la operación y efectos económicos para PRISA*

**La valoración** de la operación se ha realizado utilizando **un multiplo de 6 veces EBITDA**, en línea con los mútiplos de mercado aplicados al negocio de impresión.

Prisa, a partir de la fecha del cierre de la operación ( estimada para mediados de diciembre), consolidará los estados financieros de la nueva compañía por integración proporcional ( 40%).

Por lo tanto, **en el ejercicio 2003** el impacto derivado de esta operación supondrá:

1) En resultados, impacto inmaterial

2) En balance, una **reducción de la deuda** de entomo a los 40 millones de euros

**A partir de 2004**, Prisa consolidará por integración proporcional el 40% de las magnitudes de la nueva compañía. En el caso de producirse la entrada de un nuevo socio inversor, se pasará a consolidar el 33%.

## Principales Magnitudes de PRISAPRINT y POLESTAR ESPAÑA:

| | 2002 | |
|---|---|---|
| **Millones de euros** | **Prisaprint** | **Polestar España** |
| Ingresos | 95,9 | 97,2 |
| EBITDA | 18,7 | 17,2 |
| EBIT | 8,9 | 9,2 |

Por lo tanto, **las ventas y el ebitda de la nueva compañía** superarán los **200 y 35 millones de euros** respectivamente

# ANEXO: DESCRIPCIÓN DE LOS SOCIOS

## *Grupo Polestar*

Fundado en 1998 de la fusión de British Company Limited y Watmoughs Plc, es una de las mayores imprentas independientes de Europa. El 99,6% del capital social de Polestar Holdings Limited es propiedad de Investcorp, S.A.

Investcorp S.A. es una compañía financiera holding con base en Luxemburgo que posee el 98% de los activos consolidados del Grupo Investcorp (banco de inversión regulado por la Agencia Monetaria de Barhein con oficinas en Nueva York, Londres y en la propia Bahrain, especializado en facilitar la inversión de personas y clientes institucionales del Golfo Pérsico en los Estados Unidos y en Europa Occidental).

Las principales magnitudes del Grupo Polestar consolidado son las siguientes[1]:

| € million | 2000 | 2001 | 2002 |
|---|---|---|---|
| Revenues | 716,7 | 776,6 | 702,7 |
| EBITDA | n.d. | 99,1 | 106,8 |
| EBIT | 81,8 | 45,7 | 54,4 |

Grupo Polestar tiene plantas de impresión en el Reino Unido, Hungría y España (Polestar Heliocolor, S.A., Polestar Hispánica, S.A., Altamira, S.A. y Gráficas Integradas, S.A.).

## Polestar España

En España, Polestar cuenta con las siguientes plantas de impresión:

- A través de las plantas de Heliocolor e Hispánica, Polestar opera en el mercado del huecograbado. En el año 2002 los ingresos generados por estas dos plantas ascendieron a 33,1 y 55,8 MM€ respectivamente.

- La planta de Altamira dedicada a la impresión en offset generó unos ingresos en el año 2002 de 19,6 MM€.

- Las actividades de preimpresión se realizan a través de Gráficas Integradas cuya facturación en el año 2002 ascendió a 5,8 MM€.


Heliocolor - Guadalajara
Altamira – Barajas (Madrid)
Hispánica – Alcala de Henares

[1] Cierres a 30 de septiembre.

L

Las principales magnitudes de Polestar en España a cierre de diciembre 2002 son las siguientes:

| € million | 2000 | 2001 | 2002 |
|---|---|---|---|
| Revenues | 88,8 | 105,6 | 97,2 |
| EBITDA | 21,0 | 21,1 | 17,2 |
| EBIT | 15,1 | 11,4 | 9,2 |

Polestar España cuenta con unos 800 trabajadores.

## *Grupo Prisa*

Fundado en 1972 cotiza en la Bolsa de Madrid desde el año 2000. El Grupo Prisa es el grupo de comunicación multimedia líder en España con presencia en 22 países en Europa y América. Opera principalmente en los sectores de prensa, radio, educación, TV local, ocio y entretenimiento, Internet, venta de publicidad e impresión.

Las principales magnitudes consolidadas del Grupo Prisa son las siguientes:

| € million | 2000 | 2001 | 2002 |
|---|---|---|---|
| Revenues | 1.108,0 | 1.197,0 | 1.215,9 |
| EBITDA | 207,0 | 188,0 | 203,0 |
| EBIT | 146,0 | 116,0 | 119,4 |

## Prisaprint

Prisaprint es la sociedad creada en el año 2000 que engloba a las empresas del Grupo Prisa dedicadas a la impresión. Prisaprint cuenta con las siguientes plantas de impresión:

- Mateu Cromo es uno de los principales fabricantes europeos y el principal exportador español de libros en el sector gráfico. Sus ingresos en el año 2002 fueron de 72,1 MM€. Las exportaciones de libros de Mateu Cromo ascendieron a 26,7 MM€, representando un 28% de la facturación total de la división de impresión.

- Mateu Press, dedicada a la impresión de folletos, revistas y periódicos, alcanzó unos ingresos en el año 2002 de 12,6 MM€, un 48% más que en 2001.


Norprensa
Lugo
Macrolibros
Valladolid
Mateu Liber - Pinto
Mateu Cromo Artes Graficas – Pinto
Mateu Press - Pinto
Bidasoa
Valencia
Distribuciones Aliadas
Sevilla

- Macrolibros dedicada a la impresión de libros de lomo ancho, generó unos ingresos de 7,7 MM€ en el año 2002.

- Mateu Líber inició su actividad de impresión y encuadernación de libros monocromo en sus instalaciones de Pinto (Madrid), alcanzando una cifra de negocio de 1,4 MM€ en el año 2002.

- Las plantas de impresión de Bidasoa, Norprensa y Distasa están dedicadas, básicamente, a la impresión de periódicos y generaron unos ingresos en el año 2002 de 4,6; 4,3 y 8,7 MM€, respectivamente.

La producción editorial alcanzó un total de 25 millones de libros en cartoné, 26 millones de libros en rústica y 172 millones de libros y revistas cosidos con alambre. Las rotativas tiraron 157 millones de periódicos y 270 millones de folletos.

Un 62% de la facturación total correspondió a clientes terceros, ajenos al Grupo Prisa.

Las principales magnitudes de Prisaprint son las siguientes:

| € million | 2000 | 2001 | 2002 |
|---|---|---|---|
| Revenues | 90,8 | 97,4 | 95,9 |
| EBITDA | 23,3 | 22,5 | 18,7 |
| EBIT | 14,6 | 14,1 | 8,9 |

Prisaprint cuenta con unos 615 trabajadores.

## *Ibersuizas*

**INVERSIONES IBERSUIZAS** es una sociedad de capital riesgo fundada en 1989 y que se dedica a invertir en empresas y corporaciones, con el objetivo de contribuir a su desarrollo y a la creación de valor para sus accionistas. Desde su nacimiento se ha consolidado como una de las entidades líderes en su sector en el mercado español con presencia compañías como La Seda de Barcelona, CIE Automotive, Dorlast, Europastry, Inova Capital, Alcasa o Tracoinsa. Sus principales accionistas son: Banco Pastor (18,31%), Inversiones GB Balboa, S.A. (13,35%), Inveralia, S.L. (13,14%) y Reordo, S.L. (12,05%) Inversiones San Felipe (9,21%).

ITEM 9

Grupo PRISA

Madrid, 30 de octubre de 2003.

**Ref: Su carta con Registro de Salida 2003055910 (16 octubre 2003)**

Con referencia a su carta de fecha 16 de octubre de 2003 les manifestamos lo siguiente:

1. La CNMV fue informada de la existencia del Comité de Auditoria y Cumplimiento de Promotora de Informaciones, S.A., así como de la identidad y tipología de los consejeros que la integran, mediante carta de 6 de febrero de 2003.

No obstante, por la presente les ratificamos que los Consejeros que componen dicho Comité son los siguientes:

Consejero Externo Independiente - D. Matias Cortés Domínguez – Presidente
Consejero Externo Independiente - D. Juan Salvat Dalmau
Consejero Externo Dominical - D. Borja Jesús Pérez Arauna
Consejero Externo Independiente - D. José Buenaventura Terceiro Lomba
Consejero Externo Dominical - D. Adolfo Valero Cascante

2. En cumplimiento de la disposición adicional decimoctava de la ley 24/1988, de 28 de julio, reguladora del Mercado de Valores (añadida a dicho texto legal por la Ley 44/2002, de 22 de noviembre, de Medidas de reforma del Sistema Financiero) la Junta General de Accionistas de Promotora de Informaciones, S.A. celebrada el pasado 10 de abril de 2003, modificó los Estatutos Sociales de la compañía y añadió un nuevo artículo 21 bis a los efectos de regular estatutariamente el número de miembros, competencias y normas de funcionamiento del Comité de Auditoria y Cumplimiento, lo que se comunicó a la CNMV mediante hecho relevante de fecha 10 de abril de 2003.

Gran Vía, 32
28013 Madrid

3. A los efectos de adaptar el Reglamento del Consejo de Administración de Promotora de Informaciones, S.A. a lo dispuesto en la referida Ley 44/2002, en cuanto al Comité de Auditoria y Cumplimiento se refiere, el Consejo celebrado el 17 de julio de 2003 procedió a su modificación. El pasado 11 de septiembre, Promotora de Informaciones, S.A. envió a la CNMV el nuevo texto del Reglamento del Consejo de Administración, con las modificaciones aprobadas.

4. Toda la información anteriormente referida ha sido difundida por la CNMV a través de su página web. Asimismo, dicha información, junto con el resto de los Hechos Relevantes de esta compañía y otra información de interés para los inversores, se encuentra disponible en la *web* corporativa (www.prisa.es), en un epígrafe situado en la página principal y denominado "Relación con inversores".

**Miguel Satrústegui Gil-Delgado**
**Secretario General**

ITEM 10

Madrid 17 de noviembre de 2003

**Comunicación de hecho relevante**

PROMOTORA DE EMISORAS S.L.,(PRESA), sociedad participada al 100% por el Grupo PRISA ha procedido a la venta de un 11% del capital social de la sociedad PROMOTORA DE EMISORAS DE TELEVISIÓN S.A (PRETESA)., sociedad dedicada a la televisión local (LOCALIA), a MARCO POLO INVESTMENTS S.C.R, S.A (MARCO POLO).

El precio de venta asciende a un fijo de 8.222.655,54 euros, cantidad que puede verse incrementada en función del grado de cumplimiento del plan de negocio acordado por las partes.

Tras la compraventa, la composición accionarial de PRETESA es la siguiente:

PRESA 75%
MARCO POLO 11%
FINGALICIA S.A 10%
AGRUPACIÓN RADIOFONICA S.A 4%

Miguel Satrústegui Gil-Delgado
Secretario General

ITEM 11

MARCO POLO INVESTMENTS HAS BECOME A LOCALIA SHAREHOLDER

11-17-2003

## The new partner has acquired 11% of the company which works in developing local television

The venture capital firm MARCO POLO INVESTMENTS, the first Spanish venture capital firm created specifically to invest in TMT sector projects, has become a shareholder of PROMOTORA DE EMISORAS DE TELEVISIÓN, SA (PRETESA), a company whose majority stockholder is Grupo PRISA and which works in developing local television, through the LOCALIA TV channel, and providing services and content to regional television stations.

The incorporation of MARCO POLO will be effectuated by the purchase of 11% of the share capital of PRETESA. The inclusion of MARCO POLO represents its accession to the agreement signed in July 2002, by which the company's shareholders came to include the company FINGALICIA, a company whose stockholders are Banco Pastor and Inversiones Ibersuizas, and AGRUPACIÓN RADIOFÓNICA SA (AGRURASA), which acquired 10% and 4%, respectively, of the share capital of PRETESA. Following the incorporation of MARCO POLO, the share structure of PRETESA is distributed in the following way:

Grupo PRISA: 75%
MARCO POLO INVESTMENTS: 11%
FINGALICIA: 10%
AGRURASA: 4%

In the opinion of Augusto Delkader, the Chairman of PRETESA, "the incorporation of MARCO POLO as a shareholder in PRETESA represents a confirmation of the consolidation of the Grupo PRISA proyect in the area of local television, a sector with great potential for growth, in which PRISA provides the vast experience of its professional teams and its proven skills in the management and creation of contents and formats".

In turn, Jorge Galera, the chief executive of MARCO POLO, highlighted that "the acquisition of a shareholding in PRETESA is another important step in the consolidation of our strategy: to invest in projects with solid business models, high potential for development and first-rate management teams and partners in each sector".

MARCO POLO INVESTMENTS is the first Spanish venture capital firm created specifically to invest in projects in the TMT sector (Technology, Multimedia and Telecommunications, including Biotechnology). The VCF invests its funds both in Spain and abroad, in projects which are at the development or expansion stage. MARCO POLO, chaired by Ricardo Martí Fluxá, has been promoted by GBS Finanzas and Fincorp and its shareholders consist of 42 financial institutions and companies which hold leading positions in their respective sector of activity, including CajaMadrid, Caja de Navarra, Caixa Catalunya, Caja Duero, Bancaja, Banco Sabadell, Bear Stearns, El Corte Inglés, INDRA, CEOSA, Agrupación Gestora Empresarial and other prominent entities, as well as several family companies and individual investors. The funds invested total 100 million euros and the joint investment capacity of the VCF, together with its group of shareholders, is several times this figure.

The current Marco Polo portfolio includes shareholdings in seven companies in the Services Outsourcing, Market Intelligence, Media, Software and Biotechnology sectors.

LOCALIA TV already has 75 stations, 38 associates and 37 in which PRETESA has a direct shareholding, and it has consolidated its position as a leading supplier of local television in Spain by ensuring widespread presence, offering a diversity of products and creating a direct link between each station and the information and entertainment needs of its viewers. For Grupo PRISA, the development of its local television project is a priority. This year, this area of activity has demonstrated its potential for growth, based on the trust of the viewers and advertisers, with substantial increases in the advertising income throughout 2003.

The LOCALIA stations currently broadcast programmes which focus on providing information and entertainment and they use high-quality contents which differentiate them from the models proposed by most local television channels in Spain. In three years of operation, the LOCALIA channels have consolidated their own, distinct, local programming, focussing on the contents which most interest the public and with the clear aim of providing a service, which can be observed in the special coverage of events such as Holy Week in Seville, the Sanfermines in Pamplona, the elections for the Assembly of the Madrid Regional Government and other cultural and social expressions of a local nature.

The programming of the different stations is complemented by top-quality films and high-interest sports broadcasts, such as Second Division Football League matches and encounters from the leagues of Argentina, Italy and the British Premier League, as well as important sport events such as the under-20s world football championship which will be held soon in the United Arab Emirates, during which the progress of the Spanish team will be closely followed, or the Giro d'Italia (Tour of Italy), amongst others.

For further information: http://localia.marco-polo-investments.com

ITEM 12

# Grupo PRISA
## Nota analistas

"Grupo Prisa incorpora a Marco Polo en su negocio de televisiones locales"

17 de noviembre de 2003

# *GRUPO PRISA INCORPORA A MARCO POLO EN SU NEGOCIO DE TELEVISIONES LOCALES*

*La entrada de MARCO POLO demuestra la atractividad de la apuesta de PRISA por el desarrollo de la televisión local, un sector en plena expansión y con grandes posibilidades de crecimiento*

## *Descripción del acuerdo*

**MARCO POLO INVESTMENTS,** la sociedad de capital riesgo, se ha incorporado al accionariado de **PROMOTORA DE EMISORAS DE TELEVISIÓN, SA (PRETESA),** la compañía del **Grupo PRISA** dedicada al desarrollo de la televisión local a través de la marca **LOCALIA TV** y a la prestación de servicios y suministro de contenidos para las televisiones autonómicas.

La incorporación de **MARCO POLO** se realizará a través de la compra del 11% del capital social de **PRETESA**. El precio de compraventa de las acciones está compuesto por una parte fija que asciende a 8.222.655 euros, cantidad que puede verse incrementada en función del grado de cumplimiento del plan de negocio acordado por las partes.

## *Origen y Estructura accionarial*

Grupo Prisa constituyó PRETESA en diciembre del año 1999, con la finalidad de desarrollar y participar en el negocio de las televisiones locales en España.

Desde entonces, PRETESA ha crecido en número de emisoras (75 en total), ha incorporado nuevos socios hasta un 25% del capital y ha diseñado un modelo de programación a partir de la emisión de programas de actualidad, del fortalecimiento de los programas dedicados al deporte y de una apuesta por los proveedores de contenidos nacionales e internacionales como Laurent Films, Sogepaq, Disney, Televisa Paramount y Warner

En julio de 2002 se incorporaron al accionariado de la compañía las sociedades **FINGALICIA con un 10%** –participada por el **Banco Pastor** e **Inversiones Ibersuizas-** y **AGRUPACIÓN RADIOFÓNICA SA (AGRURASA)**, con un 4% del capital social de **PRETESA**.

Tras la incorporación de MARCO POLO, la estructura accionarial de PRETESA se reparte de la siguiente manera:



Agrurasa 4%
Fingalicia 10%
Marco Polo 11%
Grupo Prisa 75%


**La entrada de nuevos accionistas** en el capital de Pretesa **demuestra la importancia de la apuesta por el desarrollo del televisión local,** un sector en plena expansión y con grandes posibilidades de crecimiento en el mercado publicitario y por el modelo de Pretesa, basado en **la calidad de su programación** y con el **valor añadido** de ofrecer los contenidos y la información más próxima a la audiencia a la que se dirige.

Para el Grupo PRISA, tiene **carácter prioritario el desarrollo de su proyecto de televisión local**, una línea de actividad que ha demostrado en el último ejercicio sus posibilidades de crecimiento en la confianza de espectadores y anunciantes, con sustanciales incrementos en los ingresos publicitarios.

## *Efectos económicos para Prisa*

En el ejercicio 2003, el impacto en las cuentas consolidadas de Prisa derivados de la entrada del nuevo socio supondrán:

- En la cuenta de resultados: un ingreso extraordinario por importe de 7,4 millones de euros

- En balance, un incremento de tesoreria de 8,2 millones de euros

## *Descripción de los negocios*

**MARCO POLO INVESTMENTS** es la primera sociedad de capital riesgo española creada específicamente para invertir en proyectos de los sectores TMT (Tecnologías, Multimedia y Telecomunicaciones). Su estrategia se basa en la inversión, dentro o fuera de España, en proyectos en etapa de desarrollo o expansión. **MARCO POLO** ha sido promovida por GBS Finanzas y Fincorp Finanzas Corporativas y sus accionistas son 42 empresas e instituciones financieras líderes en sus respectivos segmentos de actividad, entre ellas El Corte Inglés, ONCE, Grupo Godó, Grupo Vips, Indra, Amper, Unión FENOSA, Banco Sabadell, Cajamadrid y otras entidades financieras y de ahorro, así como varias sociedades familiares e inversores particulares.

**LOCALIA TV** cuenta ya con 75 emisoras -38 asociadas y 37 participadas directamente por **PRETESA**- y ha afianzado -por su amplia implantación, por la diversidad de su oferta y por la vinculación directa de cada una de sus estaciones con las demandas de información y entretenimiento de sus audiencias- su posición como oferta líder de televisión local en España. Para el Grupo PRISA, tiene carácter prioritario el desarrollo de su proyecto de televisión local, una línea de actividad que ha demostrado en este ejercicio sus posibilidades de crecimiento en la confianza de espectadores y anunciantes, con sustanciales incrementos en los ingresos publicitarios.

En la actualidad, las emisoras de **LOCALIA** cuentan con una audiencia acumulada mensual de más de seis millones de espectadores y un área de cobertura de más de 22 millones, lo que supone alrededor del 40% de la población. Su programación, basada en la información y el entretenimiento, se nutre de contenidos de alta calidad que se alejan de los modelos propuestos por la mayoría de las televisiones locales que operan en España. En tres años de funcionamiento, las emisoras de **LOCALIA** han consolidado una programación local propia y diferenciada, centrada en los contenidos que más interesan a los ciudadanos y con una decidida vocación de servicio que se pone de manifiesto en la especial cobertura de acontecimientos especiales como la Semana Santa sevillana, los *sanfermines* de Pamplona, el seguimiento de la jornada electoral a la Asamblea de la Comunidad de Madrid y otras manifestaciones culturales y sociales de carácter local.

La parrilla de las distintas emisoras se complementa con las mejores películas y con emisiones deportivas del máximo interés, como los partidos de la Liga de Segunda División de fútbol y los encuentros de la Liga argentina y la Premier League británica, así como acontecimientos deportivos de primera magnitud como el mundial de fútbol sub-20 que se celebrará próximamente en los Emiratos Árabes, en el que se hará un seguimiento especial de la selección española, o el Giro de Italia, entre otros.

ITB1 13

# PROMOTORA DE INFORMACIONES, S.A.

11 de diciembre de 2003

Promotora de Informaciones, S.A. (en adelante, "Prisa"), en cumplimiento de lo establecido en el artículo 82 de la Ley de Mercado de Valores, mediante el presente escrito comunica a la Comisión Nacional del Mercado de Valores, el siguiente

## HECHO RELEVANTE

Prisa, a través de la sociedad *Prisa Finance (Netherlands) B.V.* (filial al 100% de Prisa), ha acordado el lanzamiento de una emisión de "Bonos Canjeables por Acciones Ordinarias de Prisa" con la garantía de Prisa por un importe nominal total de aproximadamente entre 165 y 175 millones de euros.

Las acciones de Prisa que podrán adquirirse mediante el canje representan un 5% del capital social de Prisa. El emisor se reserva la opción de entregar, en lugar de acciones de Prisa, una cantidad equivalente en efectivo. Prisa tiene previsto dar cobertura a los Bonos Canjeables mediante las acciones propias que Prisa mantiene en autocartera. Sin perjuicio de lo anterior, Prisa pondrá a disposición de las entidades directoras de la operación, en concepto de préstamo, las mencionadas acciones propias, a fin de facilitar la cobertura financiera de los inversores que así lo requieran.

Los principales términos de la emisión serán los siguientes:

| | |
|---|---|
| EMISOR | Prisa Finance (Netherlands) B.V. |
| GARANTE | Promotora de Informaciones, S.A. |
| NATURALEZA DEL TÍTULO | Bonos Canjeables con vencimiento 2008. |
| IMPORTE NOMINAL TOTAL | Aproximadamente entre 165 y 175 Millones de Euros |
| NOMINAL DE LOS TÍTULOS | 10.000 Euros cada título |
| AMORTIZACIÓN | En el quinto aniversario de la emisión, contemplándose la posibilidad de amortización anticipada. |
| OPCIÓN DE AMORTIZACIÓN | El emisor se reserva la opción de amortizar anticipadamente los bonos a partir del tercer año, en determinadas condiciones. |
| FECHA DE LANZAMIENTO | 11 de diciembre de 2003 |
| FECHA DE EMISIÓN | Se espera cerrar la emisión dentro del plazo de un mes desde el lanzamiento. |

| | |
|---|---|
| PRECIO DE CANJE | De 31% a 37% sobre un "precio de referencia", definido como la media del precio de la acción ponderada por el volumen de contratación por determinar. |
| CUPÓN | De 1.50% a 2.00% anual. |
| OPCIÓN DE CANJE | Los tenedores de los Bonos Canjeables podrán ejercitar la opción de canje a partir de los 41 días naturales del cierre y hasta 7 días hábiles antes del vencimiento. |
| NEGOCIACIÓN | Se ha solicitado la admisión a negociación en la Bolsa de Luxemburgo. |
| COLOCACIÓN | Dirigida de forma restringida a inversores institucionales en los países donde está permitido, sin ofertarse al público en general.<br><br>No se realizará oferta pública en España. |

ITEM 14

Grupo PRISA

# NOTA DE PRENSA

*Not for distribution in the United States, Japan, Canada or to US persons*

## PRISA LANZA UNA EMISIÓN DE BONOS GARANTIZADOS POR VALOR DE APROXIMADAMENTE 165 A 175 MILLONES DE EUROS CANJEABLES POR ACCIONES ORDINARIAS DE SU AUTOCARTERA

Promotora de Informaciones, S.A. (**PRISA**) ha acordado llevar a cabo una emisión de aproximadamente 165 a 175 millones de euros de bonos garantizados canjeables, con vencimiento en 2008 (los Bonos), canjeables por acciones ordinarias de la compañía que se encuentran actualmente en autocartera (la Emisión). **PRISA** tiene previsto emplear los fondos procedentes de la Emisión para financiar sus actividades empresariales ordinarias.

Los Bonos serán emitidos por PRISA Finance (Netherlands) B.V. con garantía directa, irrevocable e incondicional de **PRISA**, y serán canjeables por aproximadamente 10,9 millones de acciones ordinarias de la compañía que se encuentran en autocartera, representativas del 5% del capital social. El cupón estimado se encuentra entre el 1,50% y el 2,00% anual, y el valor de amortización a su vencimiento será a la par. La prima de canje será de entre el 31,0% y el 37,0% sobre un precio de referencia, definido como el precio medio ponderado por el volumen de contratación de la acción a determinar.

**PRISA** ha acordado prestar acciones propias a las entidades directoras de la operación a fin de facilitar su ejecución.

Se ha solicitado la admisión a cotización de los Bonos en la Bolsa de Valores de Luxemburgo. Los Bonos serán ofrecidos a inversores de acuerdo con la ley y regulación aplicable en cada uno de los países a los que la oferta será destinada. No se realizará oferta alguna en los Estados Unidos, Canada y Japón. No se ha llevado ni se llevará a cabo ninguna acción que permita una oferta pública de los Bonos en ninguna jurisdicción, incluyendo Holanda, Reino de España y Reino Unido.

Esta operación está dirigida conjuntamente por Goldman Sachs International y Morgan Stanley & Co. International Limited.

Madrid, 11 de diciembre de 2003

*THIS ANNOUNCEMENT DOES NOT, AND SHALL NOT, IN ANY CIRCUMSTANCES CONSTITUTE A PUBLIC OFFERING NOR AN INVITATION TO THE PUBLIC IN CONNECTION WITH ANY OFFERING.*

*THIS PRESS RELEASE MAY NOT BE PUBLISHED, DISTRIBUTED OR TRANSMITTED IN THE UNITED STATES (INCLUDING ITS TERRITORIES AND POSSESION, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA). THIS PRESS RELEASE DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR SOLICITATION TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE UNITED STATES OR BY U.S. PERSONS. THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSON, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. NO PUBLIC OFFER OF THE SECURITIES IS BEING MADE IN THE UNITED STATES. IN THE UNITED KINGDOM, THIS PRESS RELEASE IS FOR DISTRIBUTION ONLY TO INVESTMENT PROFESSIONALS, HIGH NET WORTH COMPANIES, PARTNERSHIPS, ASSOCIATIONS OR TRUSTS AND INVESTMENT PERSONNEL OF ANY OF THE FOREGOING (EACH WITHIN THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001) AND ANY OTHER PERSONS TO WHOM IT MAY BE COMMUNICATED LAWFULLY. THE SECURITIES SPECIFIED IN THIS PRESS RELEASE MAY BE SUBSCRIBED EXCLUSIVELY BY SUCH PERSONS. NO OTHER PERSON SHOULD ACT OR RELY ON IT. PERSONS DISTRIBUTING THIS PRESS RELEASE MUST SATISFY THEMSELVES THAT IT IS LAWFUL TO DO SO.*

*THE PROPOSED OFFER OF THE SECURITIES MENTIONED HEREIN HAS NOT BEEN REGISTERED WITH THE COMISIÓN NACIONAL DEL MERCADO DE VALORES IN SPAIN. ACCORDINGLY, NO PUBLICITY WILL BE CARRIED OUT IN SPAIN NOR ANY DOCUMENT OR OFFER MATERIAL BE DISTRIBUTED IN SPAIN OR TARGETED TO SPANISH RESIDENT INVESTORS SAVE IN COMPLIANCE AND IN ACCORDANCE WITH THE REQUIREMENTS SET OUT IN ROYAL DECREE 291/1992, AS AMENDED.*

*THE DISTRIBUTION OF THIS DOCUMENT IN CERTAIN COUNTRIES MAY CONSTITUTE A BREACH OF APPLICABLE LAW. THIS DOCUMENT SHOULD NOT BE RELEASED IN THE UNITED STATES, JAPAN OR CANADA. THE INFORMATION CONTAINED IN THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES, CANADA OR JAPAN.*

*STABILISATION / FSA*

ITEM 15

# PROMOTORA DE INFORMACIONES, S.A.

11 de diciembre de 2003

Promotora de Informaciones, S.A. (en adelante, "Prisa"), en cumplimiento de lo establecido en el artículo 82 de la Ley de Mercado de Valores, mediante el presente escrito comunica a la Comisión Nacional del Mercado de Valores, el siguiente

## HECHO RELEVANTE

La emisión de "Bonos Canjeables por Acciones de Prisa", a través de la sociedad *Prisa Finance (Netherlands) B.V.* (filial al 100% de Prisa), cuyo lanzamiento ha sido anunciado en el día de hoy, ha sido colocada con éxito entre inversores institucionales en los países donde está permitido.

Tras la colocación, el importe total de la emisión ha quedado fijado en 162,3 millones de euros, el cupón en un 1,75% anual sobre el principal del bono y la prima de canje de cada bono en 34% sobre un precio de referencia por acción de 11,0755 euros.

Se ha estimado que el valor del bono se divide en un 87,2% como valor del bono y un 12,8% como valor de la opción (volatilidad implícita del 26,5%).

Los principales términos de la emisión, según se han fijado tras la colocación, quedarían por tanto del siguiente modo:

| | |
|---|---|
| EMISOR | Prisa Finance (Netherlands) B.V. |
| GARANTE | Promotora de Informaciones, S.A. |
| NATURALEZA DEL TÍTULO | Bonos Canjeables con vencimiento 2008. |
| IMPORTE NOMINAL TOTAL | 162,3 Millones de Euros |
| NOMINAL DE LOS TÍTULOS | 10.000 Euros cada título |
| AMORTIZACIÓN | En el quinto aniversario de la emisión, contemplándose la posibilidad de amortización anticipada. |
| OPCIÓN DE AMORTIZACIÓN | El emisor se reserva la opción de amortizar anticipadamente los bonos a partir del tercer año, en determinadas condiciones. |
| FECHA DE LANZAMIENTO | 11 de diciembre de 2003 |
| FECHA DE EMISIÓN | Se espera cerrar la emisión dentro del plazo de un mes desde el lanzamiento. |

| | |
|---|---|
| PRIMA DE CANJE | 34% sobre un "precio de referencia" de la acción de 11,0755 euros. |
| CUPÓN | 1,75% anual. |
| OPCIÓN DE CANJE | Los tenedores de los Bonos Canjeables podrán ejercitar la opción de canje a partir de los 41 días naturales del cierre y hasta el séptimo día hábil en Madrid inclusive antes del vencimiento. |
| NEGOCIACIÓN | Se ha solicitado la admisión a negociación en la Bolsa de Luxemburgo. |
| COLOCACIÓN | Dirigida de forma restringida a inversores institucionales en los países donde está permitido, sin ofertarse al público en general.<br><br>No se realizará oferta pública en España. |

ITEM 16

Grupo PRISA

# NOTA DE PRENSA

*Not for distribution in the United States, Japan, Canada or to US persons*

## PRISA HA COLOCADO 162.3 MILLONES DE EUROS DE BONOS GARANTIZADOS CANJEABLES POR ACCIONES ORDINARIAS DE SU AUTOCARTERA

Promotora de Informaciones, S.A. (**PRISA**) ha colocado 162.3 millones de euros de bonos garantizados canjeables, con vencimiento en 2008 (los Bonos), canjeables por acciones ordinarias de la compañía que se encuentran actualmente en autocartera (la Emisión). **PRISA** tiene previsto emplear los fondos procedentes de la Emisión para financiar sus actividades empresariales ordinarias.

Los Bonos serán emitidos por Prisa Finance (Netherlands) B.V. con garantía directa, irrevocable e incondicional de **PRISA**, y serán canjeables por aproximadamente 10.9 millones de acciones ordinarias de la compañía que se encuentran en autocartera, representativas del 5% del capital social. Los Bonos tendrán un coste anual efectivo del 1.75%, y el valor de amortización a su vencimiento será a la par. La prima de canje es del 34% sobre un precio de referencia de €11.0755.

**PRISA** ha acordado prestar acciones propias a las entidades directoras de la operación a fin de facilitar su ejecución.

Se ha solicitado la admisión a cotización de los Bonos en la Bolsa de Valores de Luxemburgo. Los Bonos serán ofrecidos a inversores de acuerdo con la ley y regulación aplicable en cada uno de los países a los que la Emisión será destinada. No se realizará oferta alguna en los Estados Unidos, Canada y Japón. No se ha llevado ni se llevará a cabo ninguna acción que permita una oferta pública de los Bonos en ninguna jurisdicción, incluyendo Holanda, Reino de España y Reino Unido.

Esta operación está dirigida conjuntamente por Goldman Sachs International y Morgan Stanley & Co. International Limited.

Madrid, 11 de diciembre de 2003

*THIS ANNOUNCEMENT DOES NOT, AND SHALL NOT, IN ANY CIRCUMSTANCES CONSTITUTE A PUBLIC OFFERING NOR AN INVITATION TO THE PUBLIC IN CONNECTION WITH ANY OFFERING.*

*THIS PRESS RELEASE MAY NOT BE PUBLISHED, DISTRIBUTED OR TRANSMITTED IN THE UNITED STATES (INCLUDING ITS TERRITORIES AND POSSESION, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA). THIS PRESS RELEASE DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR SOLICITATION TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE UNITED STATES OR BY U.S. PERSONS. THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSON, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. NO PUBLIC OFFER OF THE SECURITIES IS BEING MADE IN THE UNITED STATES. IN THE UNITED KINGDOM, THIS PRESS RELEASE IS FOR DISTRIBUTION ONLY TO INVESTMENT PROFESSIONALS, HIGH NET WORTH COMPANIES, PARTNERSHIPS, ASSOCIATIONS OR TRUSTS AND INVESTMENT PERSONNEL OF ANY OF THE FOREGOING (EACH WITHIN THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001) AND ANY OTHER PERSONS TO WHOM IT MAY BE COMMUNICATED LAWFULLY. THE SECURITIES SPECIFIED IN THIS PRESS RELEASE MAY BE SUBSCRIBED EXCLUSIVELY BY SUCH PERSONS. NO OTHER PERSON SHOULD ACT OR RELY ON IT. PERSONS DISTRIBUTING THIS PRESS RELEASE MUST SATISFY THEMSELVES THAT IT IS LAWFUL TO DO SO.*

*THE PROPOSED OFFER OF THE SECURITIES MENTIONED HEREIN HAS NOT BEEN REGISTERED WITH THE COMISIÓN NACIONAL DEL MERCADO DE VALORES IN SPAIN. ACCORDINGLY, NO PUBLICITY WILL BE CARRIED OUT IN SPAIN NOR ANY DOCUMENT OR OFFER MATERIAL BE DISTRIBUTED IN SPAIN OR TARGETED TO SPANISH RESIDENT INVESTORS SAVE IN COMPLIANCE AND IN ACCORDANCE WITH THE REQUIREMENTS SET OUT IN ROYAL DECREE 291/1992, AS AMENDED.*

*THE DISTRIBUTION OF THIS DOCUMENT IN CERTAIN COUNTRIES MAY CONSTITUTE A BREACH OF APPLICABLE LAW. THIS DOCUMENT SHOULD NOT BE RELEASED IN THE UNITED STATES, JAPAN OR CANADA. THE INFORMATION CONTAINED IN THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES, CANADA OR JAPAN.*

*STABILISATION / FSA*

ITEM 17

Grupo PRISA

SEARCH ENGINE OK | GROUP WEBSITES EL PAÍS



## PRISA LAUNCHES AN ISSUE OF GUARANTEED BONDS WORTH BETWEEN 165 AND 175 MILLION EUROS EXCHANGEABLE FOR ORDINARY SHARES FROM ITS TREASURY STOCK

12-11-2003

Promotora de Informaciones, S.A. (PRISA) has agreed to issue approximately 165 to 175 million euros of exchangeable guaranteed bonds, expiring in 2008, exchangeable for ordinary company shares which currently form part of the treasury stock. PRISA intends to use the funds obtained from this issue to finance its ordinary business activities.

The Bonds will be issued by PRISA Finance (Netherlands) B.V. with a direct, irrevocable and unconditional PRISA guarantee. They will be exchangeable for approximately 10.9 million ordinary company shares which form part of the treasury stock, representing 5% of the business's share capital. The coupon is estimated at between 1.50 and 2.00% per year and the redemption value upon expiry will be at par. The exchange premium will be between 31.0% and 37.0% of the suggested price, defined as the average price weighted according to the transaction volume of the shares in question.

PRISA has agreed to provide shares of its own to the entities managing the operation, in order to facilitate its completion.

A request has been made for the Bonds to be listed on the Luxembourg Stock Exchange. The Bonds will be offered to investors in accordance with the law and regulations applicable in each of the countries in which the offer is made. No offer whatsoever will be made in the United States, Canada or Japan. No action has been taken, nor will be taken, which would allow a public offering of the Bonds in any jurisdiction, including Holland, Spain and the United Kingdom.

This operation is being jointly managed by Goldman Sachs International and Morgan Stanley & Co. International Limited.

ITEM 18

Grupo PRISA

# PRESS RELEASE

*Not for distribution in the United States, Japan or Canada or to US persons*

## PRICING BY PRISA OF € 162.3 MILLION GUARANTEED EXCHANGEABLE BONDS THAT ARE EXCHANGEABLE FOR ORDINARY SHARES OF PRISA HELD AS TREASURY STOCK

Promotora de Informaciones, S.A. (**PRISA**) has priced an offering of €162.3 million of Guaranteed Exchangeable Bonds due 2008 ("the Bonds") that are exchangeable for ordinary shares of the Company held as treasury stock ("the Offering"). **PRISA** intends to use the net proceeds of the Offering for general corporate purposes.

The Bonds will be issued by Prisa Finance (Netherlands), B.V. with the direct, irrevocable and unconditional guarantee of **PRISA**. They will be exchangeable into approximately 10.9 million ordinary shares of the Company, held as treasury stock and representing 5.0% of **PRISA**'s share capital. The Bonds will bear interest at a rate of 1.75% per annum, and the value on redemption at maturity will be at par. The exchange premium is 34% over a "reference price" of €11.0755.

**PRISA** has agreed to lend treasury stock to the bookrunners to facilitate execution of the transaction.

Application has been made to list the Bonds on the Luxembourg Stock Exchange. The Bonds are being offered to investors only in compliance with the laws and regulations applicable in every country where the Offering takes place. No placement is being made in the United States, Canada or Japan. No action has been or will be taken to permit a public offering of the Bonds in any jurisdiction, including the Netherlands, the Kingdom of Spain, and the United Kingdom.

Goldman Sachs International and Morgan Stanley & Co. International Limited are acting as Joint Bookrunners and Joint Lead Managers of the Offering.

December 11th, 2003

*THIS ANNOUNCEMENT DOES NOT, AND SHALL NOT, IN ANY CIRCUMSTANCES CONSTITUTE A PUBLIC OFFERING NOR AN INVITATION TO THE PUBLIC IN CONNECTION WITH ANY OFFERING.*

*THIS PRESS RELEASE MAY NOT BE PUBLISHED, DISTRIBUTED OR TRANSMITTED IN THE UNITED STATES (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA). THIS PRESS RELEASE DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR SOLICITATION TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE UNITED STATES OR BY U.S. PERSONS. THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSON, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. NO PUBLIC OFFER OF THE SECURITIES IS BEING MADE IN THE UNITED STATES. IN THE UNITED KINGDOM, THIS PRESS RELEASE IS FOR DISTRIBUTION ONLY TO INVESTMENT PROFESSIONALS, HIGH NET WORTH COMPANIES, PARTNERSHIPS, ASSOCIATIONS OR TRUSTS AND INVESTMENT PERSONNEL OF ANY OF THE FOREGOING (EACH WITHIN THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001) AND ANY OTHER PERSONS TO WHOM IT MAY BE COMMUNICATED LAWFULLY. THE SECURITIES SPECIFIED IN THIS PRESS RELEASE MAY BE SUBSCRIBED EXCLUSIVELY BY SUCH PERSONS. NO OTHER PERSON SHOULD ACT OR RELY ON IT. PERSONS DISTRIBUTING THIS PRESS RELEASE MUST SATISFY THEMSELVES THAT IT IS LAWFUL TO DO SO.*

*THE PROPOSED OFFER OF THE SECURITIES MENTIONED HEREIN HAS NOT BEEN REGISTERED WITH THE COMISIÓN NACIONAL DEL MERCADO DE VALORES IN SPAIN. ACCORDINGLY, NO PUBLICITY WILL BE CARRIED OUT IN SPAIN NOR ANY DOCUMENT OR OFFER MATERIAL BE DISTRIBUTED IN SPAIN OR TARGETED TO SPANISH RESIDENT INVESTORS SAVE IN COMPLIANCE AND IN ACCORDANCE WITH THE REQUIREMENTS SET OUT IN ROYAL DECREE 291/1992, AS AMENDED.*

*THE DISTRIBUTION OF THIS DOCUMENT IN CERTAIN COUNTRIES MAY CONSTITUTE A BREACH OF APPLICABLE LAW. THIS DOCUMENT SHOULD NOT BE RELEASED IN THE UNITED STATES, JAPAN OR CANADA. THE INFORMATION CONTAINED IN THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES, CANADA OR JAPAN.*

*STABILISATION / FSA*

ITEM 19

Madrid, a 19 de diciembre de 2003

**COMUNICACIÓN INFORMACION RELEVANTE**

El Consejo de Administración de Promotora de Informaciones, S.A., conforme a lo previsto en el artículo 21 bis de los Estatutos Sociales de la compañía y en el artículo 24 de su Reglamento, en su sesión celebrada el día 18 de diciembre de 2003 ha nombrado como miembros del Comité de Auditoria y Cumplimiento a los consejeros cuya identidad y tipología se indican a continuación:

- Consejero Externo Independiente - D. Matias Cortés Domínguez
- Consejero Externo Independiente - D. Juan Salvat Dalmau
- Consejero Externo Dominical - D. Borja Jesús Pérez Arauna
- Consejero Externo Independiente - D. José Buenaventura Terceiro Lomba
- Consejero Externo Dominical - D. Adolfo Valero Cascante

Asimismo, el Consejo de Administración ha nombrado a D. Matías Cortes Domínguez como Presidente de dicho Comité.

ITEM 20

Madrid, 23 de diciembre de 2003.

**COMUNICACIÓN DE INFORMACIÓN RELEVANTE**

PROMOTORA DE INFORMACIONES, S.A. (PRISA) comunica que en el día de hoy se ha dado cumplimiento al acuerdo de fecha 24 de octubre de 2003 entre IBERSUIZAS, S.A, el grupo impresor británico POLESTAR y PRISA.

El acuerdo se ha formalizado mediante la aportación a una sociedad de nueva creación, denominada DÉDALO GRUPO GRÁFICO, SL., de las acciones y participaciones de las sociedades que agrupan las plantas de impresión del Grupo POLESTAR en España, y las plantas de impresión del Grupo PRISA agrupadas bajo su filial PRISAPRINT. IBERSUIZAS ha realizado una aportación inicial de 22'5 millones de euros a la nueva sociedad.

Tras las referidas aportaciones, PRISA y POLESTAR cuentan cada una con el 40% del accionariado de la nueva sociedad e IBERSUIZAS con el 20% restante.

La operación se ha realizado tras la obtención de la pertinente autorización por parte de la Dirección General de la Competencia de la Comisión de las Comunidades Europeas, que incluye el compromiso por parte del Grupo PRISA de vender su participación del 10% en el accionariado de la sociedad EUROHUECO, S.A..

En la misma fecha, DÉDALO GRUPO GRÁFICO, SL. ha formalizado un Contrato de Préstamo y Crédito Sindicado por importe de 125 millones de euros, con BANCO ESPAÑOL DE CRÉDITO, S.A. como Banco Agente, y BANCO SANTANDER CENTRAL HISPANO, S.A., DEUTSCHE BANK, SAE y HSBC BANK, PLC, SUCURSAL EN ESPAÑA.